Exhibit 10.3

EXECUTION COPY

CONFIDENTIAL

MASTER TRANSACTION AGREEMENT

BY AND AMONG

HARTFORD LIFE INSURANCE COMPANY,

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY,

AND

PHILADELPHIA FINANCIAL ADMINISTRATION SERVICES COMPANY

DATED AS OF NOVEMBER 22, 2011

TABLE OF CONTENTS

		Page

ARTICLE I.	DEFINITIONS	2

Section 1.01.	Definitions	2

ARTICLE II.	TRANSFER AND ACQUISITION OF ASSETS	19

Section 2.01.	Consideration	19
Section 2.02.	Acquisition of Transferred Assets and Assumption of Assumed Liabilities	21
Section 2.03.	Payments on Closing Date	21
Section 2.04.	Place and Date of Closing	21
Section 2.05.	Other Transactions to be Effected at the Closing	21

ARTICLE III.	REPRESENTATIONS AND WARRANTIES OF SELLERS	22

Section 3.01.	Organization, Standing and Authority	22
Section 3.02.	Authorization; Binding Effect	23
Section 3.03.	No Conflict or Violation, Etc.	23
Section 3.04.	Financial Information; Books and Records	24
Section 3.05.	Absence of Certain Changes	25
Section 3.06.	Transferred Assets	27
Section 3.07.	Litigation; Orders	11
Section 3.08.	Compliance with Laws	27
Section 3.09.	Separate Accounts	27
Section 3.10.	Licenses and Permits	29
Section 3.11.	General Tax Representations	29
Section 3.12.	Product Tax Representations	30
Section 3.13.	Regulatory Filings	30
Section 3.14.	Ceded Reinsurance	31
Section 3.15.	Privacy Matters	31
Section 3.16.	Material Contracts	32
Section 3.17.	Technology and Intellectual Property	33
Section 3.18.	Brokers	34
Section 3.19.	Employee Benefit Plans	34
Section 3.20.	Labor Matters	34
Section 3.21.	Sufficiency of Assets	35
Section 3.22.	Undisclosed Liabilities	35
Section 3.23.	Sales and Marketing	36
Section 3.24.	Reserves	36
Section 3.25.	Benefits Under Administered Contracts; Underwriting; Etc.	37
Section 3.26.	Actuarial Modeling	37

-i-

-ii-

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Section 13.11.	Exhibits and Schedules	81
Section 13.12.	Headings	81
Section 13.13.	Certain Limitations	81

-iv-

EXHIBITS

Exhibit A	–	Form of Administrative Services Agreement

Exhibit B	–	Form of Assignment and Assumption Agreement

Exhibit C	–	Form of Bill of Sale

Exhibit D	–	Summary of Terms of General Account COLI Services Agreement

Exhibit E	–	Form of Broker-Dealer Agreement

Exhibit F	–	Form of Patent License Agreement

Exhibit G	–	Form of Software License Agreement

Exhibit H	–	Form of Transition Services Agreement

Exhibit I		Summary of Terms of Woodbury/UIT Services Agreement

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SCHEDULES

Schedule 1.01(a)	–	Assigned and Assumed Contracts

Schedule 1.01(b)	–	Assumed Liabilities

Schedule 1.01(c)	–	BOLI/COLI Contracts

Schedule 1.01(d)	–	Excluded Assets

Schedule 1.01(e)	–	GAC Contracts

Schedule 1.01(f)	–	General Account COLI Contracts

Schedule 1.01(g)	–	HNW Contracts

Schedule 1.01(h)(i)	–	Sellers’ Knowledge

Schedule 1.01(h)(ii)	–	Purchaser’s Knowledge

Schedule 1.01(i)	–	Opening Asset Value and Relative Contract Value

Schedule 1.01 (j)	–	Reserve Methodologies

Schedule 1.01(k)	–	Transferred Assets

Schedule 3.01	–	Organization, Standing and Authority

Schedule 3.03	–	No Conflict; Necessary Consents

Schedule 3.04(a)	–	Financial Information

Schedule 3.05	–	Absence of Certain Changes

Schedule 3.06	–	Liens

Schedule 3.07	–	Litigation; Orders

Schedule 3.08	–	Compliance with Laws

Schedule 3.09	–	Separate Accounts

Schedule 3.10	–	Licenses and Permits

Schedule 3.11	–	Taxes

Schedule 3.12	–	Product Tax

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Schedule 3.13	–	Regulatory Filings

Schedule 3.14	–	Ceded Reinsurance Agreements

Schedule 3.15	–	Privacy Matters

Schedule 3.16	–	Material Contracts

Schedule 3.17(a)	–	Technology and Intellectual Property

Schedule 3.17(c)	–	Transferred IP Contracts

Schedule 3.17(d)	–	Business Software

Schedule 3.17(e)	–	Enterprise Contracts

Schedule 3.19(a)	–	Benefit Plans

Schedule 3.19(c)	–	Compensation and Benefits Events

Schedule 3.20(a)	–	Subject Employees

Schedule 3.20(b)	–	Labor and Union Events

Schedule 3.21	–	Sufficiency of Assets

Schedule 3.22	–	Undisclosed Liabilities

Schedule 3.23(b)	–	Sales and Marketing

Schedule 3.25(a)	–	Benefits Under Administered Contracts

Schedule 3.25(b)(i)	–	Underwriting

Schedule 3.25(b)(ii)	–	Pipeline Policies

Schedule 3.25(c)	–	Administered Contract Administration

Schedule 4.03	–	No Conflict; Necessary Consents

Schedule 4.06	–	Permits

Schedule 5.01(a)	–	Conduct of Business

Schedule 5.01(b)(i)	–	Purchaser Nominee I

Schedule 5.01 (b)(ii)	–	Seller Nominee I

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Schedule 5.09(c)	–	Long-Term Incentive Compensation

Schedule 5.09(f)	–	Monetary Severance Benefits

Schedule 6.04	–	Governmental and Regulatory Consents and Approvals

Schedule 7.04	–	Governmental and Regulatory Consents and Approvals

Schedule 8.02(b)	–	Use of Names

-viii-

MASTER TRANSACTION AGREEMENT

This MASTER TRANSACTION AGREEMENT (this “Agreement”), dated as of November 22, 2011, is entered into by and among Hartford Life Insurance Company, a Connecticut domiciled stock life insurance company (“HLIC”), Hartford Life and Annuity Insurance Company, a Connecticut domiciled stock life insurance company (“HLAC” and, together with HLIC, “Sellers”) and Philadelphia Financial Administration Services Company, a Delaware corporation (“Purchaser”).

RECITALS

A. Sellers and certain of their Affiliates conduct the Business.

B. Upon the terms and subject to the conditions of this Agreement, Sellers and certain of their Affiliates desire to sell, and Purchaser and certain of its Affiliates desire to acquire, certain assets and liabilities related to the Business.

C. In order to effectuate the foregoing, it is contemplated that, upon the terms and subject to the conditions of this Agreement:

(a) HLIC, HLAC and Purchaser will enter into the Administrative Services Agreement, providing for, among other things, (i) the provision by Purchaser of administrative services with respect to the Administered Contracts issued by HLIC or HLAC and (ii) the servicing by Purchaser of the Separate Accounts of HLIC and HLAC;

(b) An Affiliate of Sellers and Purchaser will enter into the Transition Services Agreement, providing for, among other things, the provision by an Affiliate of Sellers to Purchaser and certain of its Affiliates of certain services for a transition period following the Closing Date;

(c) Sellers and the other Affiliates of Sellers that are parties thereto will execute and deliver to Purchaser the Bill of Sale, providing for, among other things, the transfer to Purchaser of the Transferred Assets;

(d) Sellers, the Affiliates of Sellers that are parties thereto and Purchaser will enter into the Assignment and Assumption Agreement providing for, among other things, the assignment of the Assigned and Assumed Contracts by Sellers and their Affiliates to Purchaser and the assumption of the Assumed Liabilities by Purchaser;

(e) Sellers, the Affiliates of Sellers that are parties thereto and Purchaser will enter into the License Agreements, providing for, among other things, a license to Purchaser and certain of its Affiliates to use certain intellectual property in connection with the operation by Purchaser and its Affiliates of the Business;

(f) HLIC and Purchaser will enter into the General Account COLI Services Agreement providing for, among other things, the provision by Purchaser of administrative services with respect to the General Account COLI Contracts of HLIC;

(g) The Affiliates of Sellers that are parties thereto and Purchaser will execute and deliver the Woodbury/UIT Services Agreement; and

(h) Sellers and Purchaser will execute and deliver, and cause their Affiliates to execute and deliver, such other agreements, instruments and documents as are described herein.

D. Purchaser desires to offer employment to the Subject Employees.

E. Concurrently with the execution of this Agreement, Philadelphia Financial Life Assurance Company, a Pennsylvania corporation (“PFLAC”), is delivering to Sellers a letter under which PFLAC agrees to cause Purchaser to pay any Termination Fee that becomes payable by Purchaser under this Agreement, including by supplying Purchaser with funds necessary to make such payment or making such payment directly on Purchaser’s behalf.

Accordingly, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01. Definitions. The following terms have the respective meanings set forth below throughout this Agreement:

“Accrued Bonus Amount” has the meaning set forth in Section 5.09(f)(i).

“Acquired Business” has the meaning set forth in Section 8.04(c).

“Action” has the meaning set forth in Section 3.07.

“Administered Contracts” means, collectively, the BOLI/COLI Contracts, the GAC Contracts and the HNW Contracts.

“Administrative Services Agreement” means an administrative services agreement substantially in the form of Exhibit A; except that what is designated as “Schedule F” thereto shall be agreed to prior to the Closing in accordance with Section 5.12.

“Administration Fee” has the meaning given such term in the Administrative Services Agreement.

“Affiliate” means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of the foregoing, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Aggregate Asset Value” means the aggregate book value of the assets, excluding mortality contingency reserves, held in the Separate Accounts for the benefit of the Administered Contracts (by case) on a given date.

“Aggregate Opening Asset Value” means the aggregate of the Opening Asset Values.

“Aggregate Closing Asset Value” has the meaning set forth in Section 2.01(c).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Allocation” has the meaning set forth in Section 11.03(f)(i).

“Ancillary Agreements” means the Administrative Services Agreement, the Transition Services Agreement, the License Agreements, the Transfer Documents, the Broker-Dealer Agreement, the General Account COLI Services Agreement, the Woodbury/UIT Services Agreement and any other document that by its terms expressly constitutes an Ancillary Agreement.

“Applicable Asset Acquisition” has the meaning set forth in Section 11.03(f).

“Applicable Law” means any domestic or foreign federal, state or local statute, law, ordinance, code or common law or any rules, regulations, administrative interpretations (including SEC “no-action” letters), or orders issued by any Governmental Entity pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree applicable to a Person or any such Person’s business, subsidiaries, properties, assets, officers, directors, employees or agents.

“Applicable SAP” means statutory accounting practices prescribed or permitted by (i) with respect to HLIC and HLAC, the Commissioner of the Connecticut Insurance Department, and (ii) with respect to any other insurance company, statutory accounting principles prescribed or permitted by the applicable insurance regulatory authority of such insurance company’s jurisdiction of domicile.

“Applicable Territory” means the United States of America and its territories.

“Assigned and Assumed Contracts” means the Contracts listed in Schedule 1.01(a).

“Assignment and Assumption Agreement” means an assignment and assumption agreement substantially in the form of Exhibit B.

“Assumed Liabilities” means the Liabilities of Sellers or their Affiliates set forth in Schedule 1.01(b).

“Baseline Amount” has the meaning set forth in Section 2.01(a).

“Benefit Plans” has the meaning set forth in Section 3.19(a).

“Bank Withdrawal” means that portion of the noticed withdrawals referenced in Schedule 5.01(a) that have not yet been effected as of the date hereof, but that Sellers are expecting to be effected in the future (totaling an additional $130 million to be realized by the Contractholder from such future withdrawals).

“Bill of Sale” means a bill of sale substantially in the form of Exhibit C.

“BOLI/COLI Contracts” means as to each Seller, (a) the variable life insurance Contracts issued by such Seller and listed on Schedule 1.01(c) (by case) (as revised or deemed revised in accordance with Section 5.10(a)) under the issuing Seller’s name and that are in-force at the Effective Time, (b) all BOLI/COLI Policies issued by such Seller that were issued or underwritten at the direction of HLPP after the date hereof and prior to the Effective Time, including the BOLI/COLI Pipeline Policies, to the extent in-force at the Effective Time and (c) all BOLI/COLI Policies issued by HLIC pursuant to the Administrative Services Agreement, including in the cases of each of clauses (a), (b) and (c), all supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates, LOUs, stable value confirms, ancillary agreements and offering documents (to the extent such offering documents have been incorporated by reference into the relevant BOLI/COLI Contract) in connection therewith, but excluding, except as contemplated by the following sentence, any such Contract as to which such Seller has received, as of the date hereof, actual notice of surrender by the contractholder of such Contract. BOLI/COLI Contracts also includes all such life insurance Contracts that otherwise would be eligible for inclusion herein, but that have lapsed prior to the Effective Time or as to which such Seller has received, as of the date hereof, actual notice of surrender by the contractholder of such Contract if and when such Contract is reinstated pursuant to reinstatement procedures contained in such life insurance Contract, which are listed on Schedule 1.01(c) under the relevant Seller’s name.

“BOLI/COLI Pipeline Policies” has the meaning set forth in Section 3.25(b).

“BOLI/COLI Policies” means variable life insurance policies, whether or not registered with the SEC, issued through one or more of an insurer’s separate accounts under which employees or former employees of a bank, corporation or other corporate entity are the insureds and such bank, corporation, trust (for the express purpose of procuring such policies) or other corporate entity (for the express purpose of procuring such policies) is the policyowner or a beneficiary and where such employer procures such policies in a broad-based program with respect to its employees (for example BOLI/COLI policies of the types sold within the scope of HLPP’s past practice) and not where such policies are individually procured by the employer, including, key man policies, policies procured for normal business purposes, such as to collateralize loans, policies backing a buy-sell redemption or similar arrangement, split-dollar policies or policies related to estate planning or similar arrangements.

“Books and Records” means, with respect to a business, the originals or copies of all records, including customer lists, contract and policy forms, enrollment and application forms, certificates, Contractholder and insureds’ information, claim records, sales records, underwriting records, administrative, pricing underwriting, claims, handling and reserving manuals, corporate and accounting and other records (including the books of account and other records), Tax records, disclosure and other documents and filings required under Applicable Law, financial records, and compliance records, including any database, magnetic or optical media (to the extent not subject to licensing restrictions) and any other form of recorded, computer generated or stored information or process, in each case, in the possession or control of a Person or any of its Affiliates and relating primarily to the operation of the relevant business and only to the extent related to the operation of the relevant business.

“Broker-Dealer Agreement” means the agreement substantially in the form of Exhibit E, except that the parties acknowledge that the agreement remains subject to modification pursuant to Section 5.12.

“Business” means the business of marketing, selling, underwriting, issuing, delivering, canceling and administering the Administered Contracts, including through HLPP.

“Business Books and Records” means the Books and Records (other than any Excluded Books and Records) in the possession or control of any of Sellers or any of their Affiliates to the extent relating to the Business.

“Business Day” means any day other than a Saturday, Sunday, a day on which banking institutions in Hartford, Connecticut or New York City, New York are permitted or obligated by law to be closed or a day on which the New York Stock Exchange is closed for trading.

“Business Intellectual Property” means all Intellectual Property Rights used in connection with the Business.

“Business Projections” has the meaning set forth in Section 3.26.

“Business Software” has the meaning set forth in Section 3.17(d).

“Cash Equivalents” means, as of any particular date, money market funds, marketable obligations issued or guaranteed by the United States government, certificates of deposit, bankers’ acceptances and other similar liquid investments, in each case, with a maturity date of not more than 90 days from the date on which any such instrument is transferred pursuant to the terms of this Agreement, the face amount of which on the date of transfer will be counted as equivalent to cash for purposes of satisfying the aggregate amount of cash and Cash Equivalents required to be transferred pursuant to this Agreement.

“Ceded Reinsurance Agreements” has the meaning set forth in Section 3.14.

“Change of Control of Purchaser” means (a) any transaction after which any “person” (as such term is used in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than Tiptree Financial Partners, L.P., a Delaware limited partnership, or Reinsurance Group of America, Incorporated, a Missouri corporation, becomes the “beneficial owner” (as defined in Rule 13d-3 or Rule 16a-1)(a)(2) promulgated under the Exchange Act), directly or indirectly, of securities of Purchaser or its successor representing 50% or more of (1) the outstanding shares of common stock of Purchaser or its successor or (2) the combined voting power of Purchaser’s or its successor’s then outstanding securities; (b) the sale or disposition of all or substantially all of Purchaser’s or its successor’s assets (or consummation of any transaction having similar effect); or (c) the dissolution or liquidation of Purchaser or its successor.

“Claim Notice” has the meaning set forth in Section 10.02(a).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means (a) the first Business Day of the calendar month immediately following the calendar month in which the last of the conditions to Closing set forth in this Agreement (other than those conditions the satisfaction or waiver of which can only occur on the Closing Date) is satisfied or waived in writing; provided that, in the event such conditions are satisfied or waived in the last three Business Days of a calendar month, then the Closing Date shall be the first Business Day of the second following calendar month, or (b) such other day to which the parties may agree in writing.

“Code” means the Internal Revenue Code of 1986, as amended and the Treasury Regulations promulgated thereunder.

“Comparable Position” has the meaning set forth in Section 5.09(b).

“Confidentiality Agreement” has the meaning set forth in Section 5.02.

“Consumer Privacy Information” has the meaning set forth in Section 3.15.

“Contract” means any contract, agreement, arrangement, instrument, undertaking, indenture, commitment loan, note or other legally binding obligation, in each case whether written or oral and whether express or implied.

“Contractholder” means the owner of an Administered Contract.

“Descriptive Materials” has the meaning set forth in Section 13.13.

“Early Termination Date” means the date of the earliest of the following to occur: (i) the transfer of the Administered Contracts from the administrative system used by Sellers prior to Closing, (ii) the consummation of a Change of Control of Purchaser, (iii) the assignment and novation of the Administrative Services Agreement, and (iv) with respect to any Administered Contract, the exchange of such Administered Contract for a Contract issued by an insurance company that is not an Affiliate of Sellers.

“Effective Hire Date” has the meaning set forth in Section 5.09(a).

“Effective Time” means 12:00 a.m. Eastern Time on the Closing Date.

“End Date” has the meaning set forth in Section 12.01(b).

“ERISA” has the meaning set forth in Section 3.19(a).

“Excluded Assets” means (i) the IT Assets other than the Transferred IT Assets, (ii) except as contemplated by the Patent License Agreement, title to any patents or patent applications and the inventions, know-how, or Trade Secrets covered by such patents or patent applications, (iii) any Intellectual Property Right other than the Transferred Intellectual Property, (iv) any owned real property or rights to use or occupy leased real property other than the lease for the New Jersey Facility, as such lease may be amended as described in Schedule 5.01(a), (v) any cash or Cash Equivalents, investment assets or investment income thereon, (vi) except as contemplated by the Assignment and Assumption Agreement, any reinsurance receivables or other accounts receivable, (vii) all Contracts other than the Assigned and Assumed Contracts, (viii) the Benefit Plans, (ix) all commercial insurance where Sellers or the Affiliates of Sellers are the insured and rights thereunder, (x) all third party rights and claims of Sellers or their Affiliates to the extent related to periods prior to the Effective Time or to the extent related to the Excluded Assets, (xi) the Excluded Books and Records, (xii) the assets used or held for use primarily in the business of the group benefits division of Sellers and their Affiliates, (xiii) except as contemplated by Section 2.4 of the Administrative Services Agreement, any Intellectual Property Rights containing the name “Hartford,” “HLPP,” the design for the Hartford stag or any variation of the foregoing, and (xiv) the assets set forth on Schedule 1.01(d).

“Excluded Books and Records” means any Books and Records (i) that relate primarily to the Excluded Assets, (ii) that contain information that is subject to an attorney-client or other legal privilege or that is subject to any obligation of confidentiality or privacy, (iii) that consist of a Tax Return or other Tax materials or information unless such Tax Return or Tax materials or information relates solely to the Business (excluding the Retained Business) or (iv) subject to the rights granted to Purchaser or its Affiliates in the Administrative Services Agreement and the other Transaction Agreements, to the extent related to the Retained Business.

“Excluded Liabilities” means all Liabilities of Sellers and their Affiliates, whether incurred or arising before, on or after the Effective Time, other than the Assumed Liabilities, Purchaser Product Tax Liabilities, Liabilities expressly allocated to Purchaser or any of its Affiliates under the Transaction Agreements, Liabilities with respect to which Sellers have a right to indemnification against Purchaser or any of its Affiliates under the Transaction Agreements.

“Fair Market Value” means, as of any date of determination, (i) in the case of securities (other than Short-Term Treasuries) listed on an exchange or in an over-the-counter market, the closing price on such exchange or market (or the average of the closing bid and asked prices if there is no closing price) plus all accrued but unpaid interest on such securities through the last Business Day preceding such date of determination if such amount is not already reflected in such closing price (or such bid and asked prices) and (ii) in the case of cash, Cash Equivalents and Short-Term Treasuries, the face amount thereof.

“Fund” means any collective investment vehicle, including any Registered Fund, in which a Separate Account or a division thereof invests.

“Fund Managers” means the advisers to the Funds in which the Separate Accounts invest.

“GAAP” means United States generally accepted accounting principles in effect in the United States at the time of determination, consistently applied.

“GAAP Statements” has the meaning set forth in Section 3.04(a).

“GAC Agreements” means group annuity Contracts issued or underwritten at the direction of HLPP.

“GAC Contracts” means as to each Seller, (a) the group annuity Contracts issued by such Seller and listed on Schedule 1.01(e) (by case) (as revised or deemed revised in accordance with Section 5.10(b))under the issuing Seller’s name and that are in-force at the Effective Time, (b) all GAC Agreements issued by such Seller after the date hereof and prior to the Effective Time, including the GAC Pipeline Agreements, to the extent in-force at the Effective Time and (c) any GAC Agreement issued by HLIC after the Effective Time pursuant to the Administrative Services Agreement, including in the cases of each of clauses (a), (b) and (c), all supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates, LOUs, stable value confirms, ancillary agreements and offering documents (to the extent such offering documents have been incorporated by reference into the relevant GAC Contract) in connection therewith, but excluding, any such Contract as to which such Seller has received, as of the date hereof, actual notice of surrender by the contractholder of such Contract.

“GAC Pipeline Agreements” has the meaning set forth in Section 3.25(b).

“General Account” means, with respect to any Seller, the general account of such Seller.

“General Account COLI Contracts” means, as to each Seller, the life insurance contracts issued by such Seller and listed on Schedule 1.01(f) under such Seller’s name and that are in-force at the Effective Time.

“General Account COLI Services Agreement” means a services agreement with respect to the General Account COLI Contracts having terms and conditions substantially as set forth in the summary of terms attached hereto as Exhibit D and otherwise completed in accordance with Section 5.12.

“General Account Liabilities” has the meaning given to such term in the Administrative Services Agreement.

“Governmental Entity” has the meaning set forth in Section 3.03.

“HIMCO” means Hartford Investment Management Company, a Delaware corporation.

“HLAC” has the meaning set forth in the preamble to this Agreement.

“HLIC” has the meaning set forth in the preamble to this Agreement.

“HLPP” means Hartford Life Private Placement, LLC.

“HNW Contracts” means as to each Seller, (a) the life insurance and annuity Contracts issued by such Seller and listed on Schedule 1.01(g) (by case) (as revised or deemed revised in accordance with Section 5.10(c)) under the issuing Seller’s name and that are in-force at the Effective Time, (b) all HNW Policies issued by such Seller after the date hereof and prior to the Effective Time, including the HNW Pipeline Policies, to the extent in-force at the Effective Time and (c) any HNW Policy issued by HLIC after the Effective Time pursuant to the Administrative Services Agreement, including in the cases of each of clauses (a), (b) and (c), all supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates, LOUs, stable value confirms, ancillary agreements and offering documents (to the extent such offering documents have been incorporated by reference into the relevant HNW Contract) in connection therewith, but excluding, except as contemplated by the following sentence, any such Contract as to which such Seller has received, as of the date hereof, actual notice of surrender by the contractholder of such Contract. HNW Contracts also includes all such Contracts that have lapsed prior to the Effective Time or as to which such Seller has received, as of the date hereof, actual notice of surrender by the contractholder of such Contract and that otherwise would be eligible for inclusion herein, subject to reinstatement pursuant to reinstatement procedures contained in such Contracts, which are listed on Schedule 1.01(g) under the relevant Seller’s name.

“HNW Pipeline Policies” has the meaning set forth in Section 3.25(b).

“HNW Policies” means variable life insurance policies and annuity Contracts issued in a private placement to qualified Persons that are issued or underwritten at the direction of HLPP.

“IM Period” means the period commencing at the Effective Time and ending on the date that is the 10th anniversary of the Effective Time.

“Indemnified Party” has the meaning set forth in Section 10.02(a).

“Indemnifying Party” has the meaning set forth in Section 10.02(a).

“Insurance Liabilities” means the General Account Liabilities and the Separate Account Liabilities of HLIC and HLAC.

“Intellectual Property Rights” means (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of source or origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) Trade Secrets; (iv) copyrightable works of authorship (including computer software, firmware and middleware), whether or not published, and copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) rights of publicity and privacy; and (vi) copies and tangible embodiments of any of the foregoing, in whatever form or medium.

“Interacted” means marketed, sold, negotiated, serviced, administered, managed, advised or otherwise interacted with Contractholders, SV Providers or Fund Managers.

“Interacting Employee” means each employee or other Person employed, supervised or controlled by a Seller or its Affiliate that since January 1, 2008 has Interacted.

“Investment Agreements” means each of the agreements of Sellers or Affiliates of Sellers with the Funds, the Fund Managers, the Managed Account Managers and/or the SV Providers that relate to the Administered Contracts subject to the Administrative Services Agreement.

“Investment Company Act” has the meaning set forth in Section 3.09.

“IP Contracts” means all Contracts concerning Intellectual Property Rights or IT Assets to which any Seller or any of its Affiliates is a party.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” or any similar phrase means, as to any Seller, the actual knowledge, following reasonable inquiry, of any of the Persons listed in Schedule 1.01(h)(i) and, as to Purchaser, the actual knowledge, following reasonable inquiry, of any of the Persons listed in Schedule 1.01(h)(ii). For this purpose, “reasonable inquiry” means, with respect to each such Person, (i) review of files and other information in such Person’s possession, custody or control that such person reasonably considered relevant and/or (ii) inquiry of subordinates of such Person who have responsibilities pertinent to such inquiry and access to information in the possession, custody or control of the relevant party and responsive thereto.

“Liability” means any and all liabilities, obligations, debts and commitments of any kind, character or description, whether known or unknown, asserted or not asserted, absolute or contingent, fixed or unfixed, matured or unmatured, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whenever or however incurred or arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP or Applicable SAP to be reflected in financial statements or disclosed in the notes thereto.

“License Agreements” means the Software License Agreement and Patent License Agreement.

“Lien” means any pledge, claim, lien, charge, mortgage, encumbrance, security interest of any nature, option, right of first refusal, warrant, restriction, community property interest, condition, conditional sale or other title retention agreement, covenant, easement, equitable interest, exception, reservation, building use restriction, right of way, servitude, statutory lien, or variance of any kind, including any restriction on use, voting, transfer, alienation, or receipt of income.

“Losses” means any and all losses, liabilities, lost profits, claims, demands, charges, Taxes, fines, costs, Actions, payments, judgments, settlements, assessments, deficiencies, diminution of value, expenses (including reasonable expenses of attorneys, accountants, consultants and others and other reasonable out-of-pocket expenses incurred in the investigation, preparation, defense, settlement or ongoing monitoring of any of the same or in asserting, preserving or enforcing rights under this Agreement or any Ancillary Agreement) or damages, including interest and penalties with respect thereto, whether or not involving a Third Party Claim, but excluding (i) any of the foregoing to the extent they are not direct damages or reasonably foreseeable, and (ii) punitive damages; provided that the foregoing exclusions shall not limit any right to indemnification with respect to damages recovered by third parties against an Indemnified Party in connection with a Third Party Claim.

“Managed Account Managers” means the investment managers to the managed Separate Accounts, or to managed divisions thereof.

“Material Contracts” has the meaning set forth in Section 3.16.

“Model” has the meaning set forth in Section 3.26.

“Neutral Auditor” has the meaning set forth in Section 11.03(f)(ii).

“New Business Amount” means the amount of premium received by Sellers upon issuance with respect to Administered Contracts that are not in-force on the date hereof and are in-force on the Closing Date and included under the Administrative Services Agreement.

“New Jersey Facility” means that portion of the office space occupied by HLPP that is leased by Hartford Fire Insurance Company and located at 100 Campus Drive, Florham Park, New Jersey 07932.

“New York Courts” has the meaning set forth in Section 13.06(b).

“Notice Period” has the meaning set forth in Section 10.02(b).

“Opening Asset Value” means the portion of the Aggregate Asset Value as of October 31, 2011 attributable to a given Administered Contract (by case) as so indicated and set forth next to such Administered Contract (by case) on Schedule 1.01(i).

“Order” has the meaning set forth in Section 3.07.

“Patent License Agreement” means a license agreement substantially in the form of Exhibit F.

“Pending Withdrawal” means a withdrawal, partial or complete surrender, or partial or complete exchange from, of, or in respect of a given Administered Contract (by case) that has not been effected as of the Closing Date, but with respect to which Sellers have received, on or prior to the Closing Date, written notice from the relevant Contractholder affirmatively requesting such action and which request has not been rescinded on or prior to the Closing Date. For this purpose, “Pending Withdrawal” shall not include(a) the Bank Withdrawal or (b) notification for an exchange of an Administered Contract (by case) for (i) new BOLI/COLI Policies, GAC Agreements or HNW Policies issued by HLIC or HLAC to the extent such new policies or agreements become included as an Administered Contract or (ii) products of Purchaser or its Affiliates.

“Pending Withdrawal Date” has the meaning set forth in Section 2.01(e).

“Permits” means all licenses, permits, orders, approvals and non- disapprovals, registrations, authorizations, franchises, certificates, notices, qualifications and similar filings with any Governmental Entity under any Applicable Law.

“Permitted Liens.” as to any asset, means (i) Liens for Taxes not yet due and payable, (ii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable, (iii) Liens that may be deemed to arise by virtue of this Agreement or any Ancillary

Agreement, (iv) statutory Liens in favor of a landlord in connection with a real property lease for the property owned by such landlord, (v) Liens arising under the terms of any Assigned and Assumed Contract with respect to those Contracts, and (vi) other Liens that arose in the ordinary course of business since December 31, 2010 and that do not in the aggregate materially detract from the value or materially interfere with the present or reasonably contemplated use of such asset in the Business.

“Person” means any individual, corporation, partnership, firm, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, Governmental Entity, governmental, judicial or regulatory body, business unit, division or other entity.

“PF Group” means Philadelphia Financial Group, Inc.

“PFLAC” has the meaning set forth in the recitals to this Agreement.

“Pre-Authorized Assignment” means an assignment by Purchaser or its Affiliates of Purchaser’s or its Affiliates’ rights, duties, obligations and liabilities under the agreement in question that either (a) is a collateral assignment to RGA or its Affiliates securing the financing of Purchaser as contemplated as of the Closing Date (but not the exercise of any rights under such collateral assignment, which shall be governed by subpart (b) of this definition) or (b) is part of RGA’s or its Affiliate’s exercise of rights as lender in connection with such financing and is paired with a simultaneous (i) assignment to and assumption by RGA (if duly licensed) or a duly licensed Affiliate of RGA of (or, in the case of the Broker-Dealer Agreement, a duly authorized third party identified by RGA or its Affiliate that is reasonably acceptable to Sellers pursuant to an arrangement that otherwise complies with Applicable Law) Purchaser’s or its Affiliates’ rights, duties, obligations and liabilities under the agreement in question arising from and after the date of such assignment and assumption and (ii) an assignment to and assumption by the same entity (or in the case of the Broker-Dealer Agreement, such third party entity) of Purchaser’s and its Affiliates’ rights, duties, obligations and liabilities under each other Transaction Agreement arising from and after the date of such assignment and assumption.

“Producer Agreements” has the meaning set forth in Section 3.23(b).

“Producers” means all insurance agents, brokers, broker-dealers, third party administrators, intermediaries and other Persons to the extent such Persons market, administer or sell the Administered Contracts, other than Interacting Employees.

“Product Tax Action” has the meaning set forth in Section 11.03(c)(i).

“Product Tax Failure” has the meaning set forth in Section 11.01(a)(ii).

“Product Tax Loss” has the meaning set forth in Section 11.01(a)(iv).

“Product Tax Representations” means the representations and warranties set forth in Section 3.12.

“PTF Query” means an inquiry, commencement of an investigation or request for information submitted by a Contractholder, Governmental Entity or auditor with respect to any actual, alleged or potential Product Tax Failure.

“Purchase Price” has the meaning set forth in Section 2.01.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Benefit Plans” has the meaning set forth in Section 5.09(d).

“Purchaser Confidential Information” has the meaning set forth in Section 8.06(a).

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.01(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser or any of its Affiliates to perform its obligations under this Agreement or any Ancillary Agreement.

“Purchaser Nominee I” has the meaning set forth in Section 5.01(b).

“Purchaser Parties” means, collectively, Purchaser and any of its Affiliates that is a party to this Agreement or any Ancillary Agreement.

“Purchaser Product Tax Failure” means any Product Tax Failure first occurring or experienced after the Closing Date to the extent caused by a breach by Purchaser or any of its Affiliates of this Agreement or any Ancillary Agreement.

“Purchaser Product Tax Liabilities” has the meaning set forth in Section 11.01(b)(ii).

“Purchaser’s Accrued Bonus Amount” has the meaning set forth in Section 5.09(f)(i).

“Registered Fund” shall mean any collective investment vehicle registered with the SEC as an investment company under the Investment Company Act, in which a Separate Account or a division thereof invests.

“Registered Separate Account” has the meaning set forth in Section 3.09.

“Relative Contract Value” means, with respect to each Administered Contract (by case), the percentage obtained by dividing Opening Asset Value for such Administered Contract (by case) by Aggregate Opening Asset Value, as so indicated and set forth next to such Administered Contract on Schedule 1.01(i).

“Representatives” has the meaning set forth in Section 5.02.

“Reserve Methodologies” means the methodologies and assumptions set forth in Schedule 1.01(j).

“Restricted Business” means the business of designing, issuing, administering, marketing or selling BOLI/COLI Policies, whether or not such policies are registered with the SEC, and whether or not such policies are issued by any Seller or by any of its Affiliates; provided that Restricted Business does not include the business of designing, issuing, administering, marketing or selling any policies of the type currently or previously sold through the wealth management segment of any Affiliates of Sellers (other than HLPP) or the business of HIMCO.

“Restricted Period” has the meaning set forth in Section 8.03(a).

“Retained Business” means all rights and obligations of the issuing insurer under the Administered Contracts other than any of such rights or obligations as will be or have been assigned or delegated to Purchaser or its Affiliates pursuant to the Administrative Services Agreement or any other Ancillary Agreement.

“RGA” means Reinsurance Group of America, Incorporated, a Missouri corporation.

“Scheduled Intellectual Property” has the meaning set forth in Section 3.17(a).

“SEC” has the meaning set forth in Section 3.09.

“Securities Act” has the meaning set forth in Section 3.09.

“Seller Confidential Information” has the meaning set forth in Section 8.06(b).

“Seller Entity” has the meanings set forth in Section 8.03(a).

“Seller Financial Statements” has the meaning set forth in Section 3.04(a).

“Seller Indemnified Expenses” has the meaning set forth in Section 11.03(d).

“Seller Indemnified Parties” has the meaning set forth in Section 10.01(b).

“Seller Material Adverse Effect” means a material adverse effect on (a) the business, operations, results of operations, financial condition, properties, assets or liabilities of the Business (excluding any effects on the Retained Business to the extent not constituting an effect on the remainder of the Business), taken as a whole, or (b) the ability of any Seller to perform its obligations under this Agreement or any Ancillary Agreement, but excluding, in the case of clause (a), any material adverse effect resulting from (i) a change in general economic, regulatory, political or market conditions, including (x) changes in the prices of securities traded on the equity or bond markets or derivatives whose trading and pricing characteristics are directly or indirectly affected by such equity or bond markets and (y) changes in prevailing interest rates, (ii) matters affecting the Restricted Business generally, (iii) changes in GAAP, Applicable SAP or Applicable Law, (iv) the compliance by Sellers with Section 5.01 of this Agreement or the disclosure to the public of the sale of the Business to Purchaser contemplated hereby, and (v) any action taken by Purchaser or any of its Affiliates or Representatives, to the extent that any such effect described in the preceding clauses (i) through (iii) does not materially and disproportionately affect the Business relative to other participants in the Restricted Business.

“Seller Nominee I” has the meaning set forth in Section 5.01(b).

“Seller Party” means, collectively, Sellers and any Affiliate of Sellers that is a party to this Agreement or any of the Ancillary Agreements.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Separate Account Liabilities” has the meaning given to such term in the Administrative Services Agreement.

“Separate Accounts” means, as to each Seller, the separate accounts of such Seller utilized in connection with such Seller’s portion of the Business, in each case as identified in Schedule 3.09.

“Short-Term Treasuries” means U.S. Treasury obligations having a remaining term to maturity of less than 90 days.

“Software License Agreement” means a license agreement substantially in the form of Exhibit G.

“Statutory Statements” has the meaning set forth in Section 3.04(a).

“Subject Employees” has the meaning set forth in Section 3.20(a).

“Subsidiary” means, with respect to any Person on a given date, any other Person of which a majority of the voting power of the outstanding equity securities or equity interests is owned directly or indirectly by such Person.

“SV Provider” means the counterparty to any stable value agreement into which a Seller has entered on behalf of a Separate Account or a division thereof.

“Tax” means all federal, state, local or foreign taxes, charges, fees, imposts, payments in lieu, levies and governmental fees or other assessments or charges, whether imposed directly or payable by reason of transferee liability, by contract, as a successor, by operation of Law or Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign Law) or otherwise, including any income tax or franchise tax, any alternative or add-on minimum taxes, any gross income, gross receipts, capital, sales, use, ad valorem, value added, transfer, profits, license, payroll, premium, single business, margin, inventory, capital stock, bulk, production, recording, registration, mortgage, stamp, real estate excise, employment, withholding, payroll, social security, unemployment, excise, guaranty fund assessments and similar contributions or payments to a solvency or insolvency fund or pool, severance, stamp, occupation, real property, personal property, intangible property, environmental or windfall profit tax, estimated taxes, custom duty or other tax, governmental fee or other like assessment (together with any interest or penalty, addition to Tax or additional amount imposed with respect thereto).

“Tax Authority” means any Governmental Entity whose function includes the assessment, determination, collection or imposition of any Tax.

“Tax Return” means any federal, state, local or foreign (including any other governmental subdivision) return, report, election, declaration, or statement and other forms and documents filed or required to be filed with respect to any Tax (including all exhibits, elections, declarations, schedules or attachments thereto, and any amendment thereof), any information return, claim for refund, amended return or declaration of estimated Tax, and where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any Seller, any of its Subsidiaries or any of their Affiliates.

“Termination Fee” has the meaning set forth in Section 12.03(a).

“Third Party Claim” has the meaning set forth in Section 10.02(b).

“Tier One Action Date” has the meaning set forth in Section 5.01(b).

“Tier One Material Contract” means any Material Contract that is a stable value agreement, investment management agreement, participation agreement, wholesaling agreement, underwriting agreement, selling agreement, fund distribution agreement, revenue sharing agreement or marketing support agreement.

“Tier One Notice” has the meaning set forth in Section 5.01(b).

“Tier Two Material Contract” means any Material Contract other than a Tier One Material Contract.

“Trade Secrets” means trade secrets as defined by Applicable Law.

“Transaction Agreements” means, collectively, this Agreement and the Ancillary Agreements.

“Transfer Documents” means the Bill of Sale, the Assignment and Assumption Agreement, and such other documents and instruments as Purchaser or Sellers may reasonably request in order to effect the transfer of the Transferred Assets to Purchaser, the assignment of the Assigned and Assumed Contracts to Purchaser and the assumption of the Assumed Liabilities by Purchaser.

“Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, excise, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed with respect thereto) as levied by any Tax Authority in connection with the sale or purchase of the Transferred Assets and the Business, and including any payments made in lieu of any such Taxes or governmental charges, which become payable in connection with such transactions, but excluding any filing fees or other payments made in connection with obtaining Permits from Governmental Entities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transferred Assets” means the Business Books and Records, the assets specified in Schedule 1.01(k), the Transferred IT Assets, the Transferred Intellectual Property and, with the exception of any Excluded Assets, all other tangible personal property owned by any Seller Entity and either used or held for use primarily in the Business or located at the New Jersey Facility.

“Transferred Employees” has the meaning set forth in Section 5.09(a).

“Transferred Intellectual Property” means all Business Intellectual Property (other than any Business Intellectual Property included in subparts (i), (ii) or (iv)-(xiv) of the definition of Excluded Assets) (i) owned (or jointly owned with third parties) by Sellers or their Affiliates and (ii) relating primarily to the Business.

“Transferred IP Contracts” means all IP Contracts concerning the Business Intellectual Property or Transferred IT Assets, in each case primarily relating to the Business, excluding any Contracts that apply generally on an enterprise-wide basis to the businesses of Sellers and their respective Affiliates.

“Transferred IT Assets” means all IT Assets owned by Sellers or their Affiliates and that are either used primarily in the Business or located at the New Jersey Facility, but in any event excluding any IT Asset included in subparts (ii)-(xiv) of the definition of Excluded Assets.

“Transition Services Agreement” means a transition services agreement substantially in the form of Exhibit H; except that what is designated as “Schedule 2.1” thereto shall be agreed to prior to the Closing in accordance with Section 5.12.

“Treasury Regulations” means the final regulations promulgated under the Code.

“Unvested Awards” has the meaning set forth in Section 5.09(c).

“Withdrawal” means a withdrawal, partial or complete surrender, or partial or complete exchange from, of, or in respect of a given Administered Contract (by case) that has been effected during the period after October 31, 2011 and prior to Closing. For this purpose, “Withdrawal” (a) shall not include (i) the Bank Withdrawal or (ii) the exchange of an Administered Contract (by case) for (A) new BOLI/COLI Policies, GAC Agreements or HNW Policies issued by HLIC or HLAC to the extent such new policies or agreements have become included as an Administered Contract as of the Closing Date or (B) products of Purchaser or its Affiliates and (b) shall, following the Pending Withdrawal Date, include a Pending Withdrawal that is included as a Withdrawal on the Pending Withdrawal Date pursuant to Section 2.01(e).

“Woodbury/UIT Services Agreement” means a services agreement with respect to certain services provided by Sellers’ “Woodbury” and “UIT” locations having terms and conditions substantially as set forth in the summary of terms attached hereto as Exhibit I and otherwise completed in accordance with Section 5.12.

ARTICLE II.

TRANSFER AND ACQUISITION OF ASSETS

Section 2.01. Consideration.

(a) Upon the terms and subject to the conditions of this Agreement, Purchaser shall pay or cause an Affiliate to pay to HLIC or its designee an aggregate amount equal to (i) One Hundred Seventeen Million, Five Hundred Thousand Dollars ($117,500,000) (the “Baseline Amount”) less (ii) the aggregate amount of the Unvested Awards (as updated on the Business Day immediately preceding the Closing Date pursuant to Section 5.09(c)) less (iii) the Accrued Bonus Amount (the “Purchase Price”). The Purchase Price shall be subject to adjustment as set forth in Section 2.01(b).

(b) If Aggregate Closing Asset Value is less than 97.5 percent (97.5%) of Aggregate Opening Asset Value, then the Purchase Price shall be adjusted by reducing the Baseline Amount by an amount (so long as amount is a positive number) derived as follows: (i) subtract from one a fraction, the numerator of which shall be the Aggregate Closing Asset Value, and the denominator of which shall be the Aggregate Opening Asset Value; (ii) multiply the resulting difference in clause (i) by 100; (iii) multiply the resulting product in clause (ii) by Two Million Dollars ($2,000,000); and (iv) subtract Five Million Dollars ($5,000,000) from the resulting product in clause (iii). Notwithstanding the foregoing, the Baseline Amount, in any event, shall not be reduced pursuant to this Section 2.01(b) by an amount to exceed Nineteen Million Dollars ($19,000,000). The Baseline Amount shall not be reduced if, on the Closing Date, Aggregate Closing Asset Value is greater than or equal to 97.5 percent (97.5%) of Aggregate Opening Asset Value. For the avoidance of doubt, the calculation described in this Section 2.01(b) can never result in a Baseline Amount greater than One Hundred Seventeen Million, Five Hundred Thousand Dollars ($117,500,000).

(c) “Aggregate Closing Asset Value” means an amount equal to Aggregate Opening Asset Value reduced by a percentage equal to the aggregate of the Relative Contract Values of Administered Contracts (by case) on the date hereof that have experienced a Withdrawal and increased by the New Business Amount provided, that, for purposes of such definition, in the event a given Administered Contract (by case) experiences only a partial Withdrawal, then (i) the Relative Contract Values included in such reduction with respect to such partial Withdrawal shall be prorated to reflect only that portion of such Administered Contract (by case) subject to such partial Withdrawal, (ii) any such proration shall be determined by reference to the Aggregate Asset Value attributable to such Administered Contract (by case) and such partial Withdrawal as of the time of such partial Withdrawal, (iii) the time of such partial Withdrawal shall be deemed to be the month end closest to the date effected or, in the event not effected by the Closing Date, the month end on or prior to the Closing Date, and (iv) the Relative Contract Value with respect to such Administered Contract (by case) shall be reduced for future application of this definition by the amount included in the above reduction with respect to such partial Withdrawal.

(d) Sellers, on one hand, and Purchaser, on the other hand, shall each pay 50% of any and all Transfer Taxes and Sellers and Purchaser shall cooperate in good faith in the preparation of any applicable Tax Returns or other Tax filings or reports.

(e) At Closing, Purchaser shall deposit into escrow that portion of the Purchase Price, if any, that would not have been paid to Sellers as a result of the adjustments described in Section 2.01(b) if any Pending Withdrawal had been effected on or before the Closing Date (and therefore constituted a Withdrawal). Such escrow shall be with a third party escrow agent reasonably acceptable to Sellers and Purchaser and pursuant to an escrow agreement in form reasonably acceptable to Sellers and Purchaser that is designed to effect this Section 2.01(e) and is executed and delivered at Closing with Sellers, Purchaser and such escrow agent as a party. Promptly following the date that is 180 days following the Closing Date (the “Pending Withdrawal Date”), in the event any amounts were deposited into escrow pursuant to the foregoing sentence, then the parties shall recalculate the Purchase Price by including as a Withdrawal any Pending Withdrawal that has not been rescinded in writing on or before the Pending Withdrawal Date by the Contractholder(s) that initiated such Pending Withdrawal. Any such recalculation shall be limited to the effect of such Pending Withdrawal treatment. Promptly following any such recalculation, Sellers and Purchaser shall instruct the escrow agent to release to Purchaser the amount, if any, of any reduction in the Purchase Price as a result of such recalculation and to release any remaining amounts in the escrow to Sellers.

(f) Once the Bank Withdrawal has been effected, Sellers and Purchaser shall amend Schedule 1.01(i) to delete the Aggregate Asset Values associated with the Bank Withdrawal from the Opening Asset Values and recalculate and restate the resulting Relative Contract Values as a result thereof as of October 31, 2011.

Section 2.02. Acquisition of Transferred Assets and Assumption of Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date and as of the Effective Time each Seller shall sell, assign and transfer to Purchaser or its Affiliate (as contemplated by Section 2.05) all of its right, title and interest in, and cause each of its Affiliates to sell, assign and transfer to Purchaser or its Affiliate (as contemplated by Section 2.05) all of its right, title and interest in, the Transferred Assets and the Assigned and Assumed Contracts, and Purchaser shall assume the Assumed Liabilities pursuant to the Transfer Documents. Notwithstanding anything in this Agreement to the contrary, (i) the delivery of the Business Books and Records is subject to the terms of the Transition Services Agreement and the Administrative Services Agreement and (ii) each Seller shall be entitled to keep the originals of all Business Books and Records from and after the Effective Time (the delivery of Business Books and Records involving the delivery of copies).

Section 2.03. Payments on Closing Date. Subject to Section 2.01(e), at the Closing, (a) Purchaser shall pay or cause to be paid to HLIC or its designee an amount in cash equal to the Purchase Price and (b) Sellers shall pay to Purchaser the Administration Fee that would otherwise be due under the Administrative Services Agreement with respect to the month in which Closing occurs, but calculated by Sellers based upon Sellers’ results of the Business for the second calendar month prior to Closing rather than the immediately preceding month (in lieu of any other Administration Fee with respect to the month in which Closing occurs). All cash payments required under this Section 2.03 shall be made by wire transfer of immediately available funds in U.S. Dollars to such account as may be designated by HLIC (with respect to payments to HLIC) or to Purchaser (with respect to payments to Purchaser) at least five Business Days prior to the Closing.

Section 2.04. Place and Date of Closing. The Closing shall take place at the offices of Sutherland Asbill & Brennan LLP, 1114 Avenue of the Americas, 40th Floor, New York, New York at 10:00 a.m. New York City time on the Closing Date or such other time or place as the parties may mutually agree. The Closing shall be deemed effective as of the Effective Time.

Section 2.05. Other Transactions to be Effected at the Closing. At the Closing:

(a) HLIC shall execute and deliver to Purchaser: (i) the Administrative Services Agreement; (ii) the Transfer Documents to be delivered by HLIC at Closing; (iii) the Broker-Dealer Agreement; (iv) an affidavit dated as of the Closing Date certifying that HLIC is not a foreign person in a form that satisfies the requirements of section 1445 of the Code and is reasonably acceptable to Purchaser; (v) the General Account COLI Services Agreement; and (vi) such other agreements, instruments and documents as are required by this Agreement to be delivered by HLIC at the Closing;

(b) HLAC shall execute and deliver to Purchaser: (i) the Administrative Services Agreement; (ii) the Transfer Documents to be delivered by HLAC at Closing; (iii) the Broker-Dealer Agreement; (iv) an affidavit dated as of the Closing Date certifying that HLIC is not a foreign person in a form that satisfies the requirements of section 1445 of the Code and is reasonably acceptable to Purchaser, and (v) such other agreements, instruments and documents as are required by this Agreement to be delivered by HLAC at the Closing;

(c) Sellers shall cause their Affiliates that are parties thereto to execute and deliver to Purchaser: (i) the Transition Services Agreement; (ii) the Administrative Services Agreement; (iii) the License Agreements; (iv) the General Account COLI Services Agreement; (v) the Woodbury/UIT Services Agreement; and (vi) the Transfer Documents to be executed and delivered by such Affiliates at Closing;

(d) Purchaser shall execute and deliver to each Seller (i) the Administrative Services Agreement; (ii) the Transfer Documents to which Purchaser is a party; (iii) the Transition Services Agreement, (iv) the General Account COLI Services Agreement; (v) the Woodbury/UIT Services Agreement; and (vi) such other agreements, instruments and documents as are required by this Agreement to be delivered by Purchaser at the Closing;

(e) Purchaser shall and shall cause its Affiliates that are parties thereto, to execute and deliver to Sellers: (i) the Broker-Dealer Agreement and (ii) the License Agreements; and

(f) Sellers shall deliver to Purchaser the Business Books and Records in the manner contemplated by the Transition Services Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.01. Organization, Standing and Authority. Each Seller Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate its assets, to carry on its business as now conducted and to enter into and consummate the transactions contemplated hereby. Except as set forth in Schedule 3.01, each Seller Party and each of its respective Affiliates engaged in the Business is duly qualified or licensed to do business as a foreign corporation and is in all material respects in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operations of its assets makes such qualification or licensing necessary, except where such failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.02. Authorization; Binding Effect. Each Seller Party has all the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Agreements to be executed by it. The execution and delivery by each such Seller Party of the Transaction Agreements to be executed by it, and the performance by such Seller Party of its obligations thereunder, have been duly authorized by all necessary corporate action or other action on its part. This Agreement has been duly executed and delivered by each Seller Party that is a party hereto and, subject to the due execution and delivery hereof by the other parties hereto, this Agreement is a legal, valid and binding obligation of such Seller Party, enforceable in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). As of the Closing Date, each Ancillary Agreement executed and delivered by each Seller Party that is a party thereto shall have been duly executed and delivered by such Seller Party to the extent such Person is a party thereto and, subject to the due execution and delivery of such agreements by the other parties thereto, each Ancillary Agreement to be executed by such Seller Party is or when executed will be a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.03. No Conflict or Violation, Etc. Except as set forth in Schedule 3.03, the execution, delivery and performance by each Seller Party of the Transaction Agreements to which it is a party do not and, with respect to the Transaction Agreements to be executed and delivered after the date hereof, will not, and the consummation by it of the transactions contemplated by the Transaction Agreements to which it is a party and compliance with the provisions thereof will not, (i) violate, contravene or conflict with any of the provisions of the Articles of Incorporation or By- laws (or other organizational documents) of such Seller Party or with any resolutions adopted by the board of directors or stockholders of such Seller Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration or prepayment of any obligation or loss of a benefit under, require the consent of any Person under, result in the alteration of any rights or obligations under, or result in the creation of any Lien on any property or asset of such Seller Party under any Contract or Permit to which such Seller Party is a party or by which such Seller Party or any of its properties or assets is bound or affected, or (iii) subject to the matters referred to in the next sentence, contravene, conflict with, or result in a breach or violation of, or a default under any Applicable Law applicable to such Seller Party or any of its Subsidiaries or any of its or their respective properties or assets, except, in the case of clause (ii), for any such items that have not had and would not be reasonably expected to have, individually or in the aggregate, a Seller Material Adverse Effect. No consent, approval, order, registration or authorization of, or declaration or filing with, or notice to, any court or federal, state or local government, administrative, regulatory or other governmental authority, commission or agency (including any industry or other self-regulatory body and any Tax Authority), or arbitral tribunal, domestic or foreign (a “Governmental Entity”), or any other Person, is required to be obtained or made by or with respect to such Seller Party or any of its Affiliates in connection with the execution and delivery of the Transaction Agreements to which such Seller Party is a party or the consummation by such Seller Party of the transactions contemplated thereby, except for (x) the approvals, filings or notices required under the insurance laws of the jurisdictions set forth opposite such Seller Party’s name in Schedule 3.03, (y) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Schedule 3.03 and (z) such items the failure of which to be obtained has not had and would not be reasonably expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.04. Financial Information; Books and Records.

(a) The unaudited pro forma financial information of each of HLIC and HLAC (or HLIC’s and HLAC’s combined, as applicable) contained in Schedule 3.04(a) sets forth (i) selected admitted statutory assets and statutory liabilities as of December 31, 2008, as of December 31, 2009, as of December 31, 2010 and as of June 30, 2011 and a selected statement of statutory income for the annual periods ended December 31, 2008, December 31, 2009 and December 31, 2010, in each case calculated in accordance with Applicable SAP (the “Statutory Statements”) and (ii) selected assets and liabilities as of December 31, 2008, as of December 31, 2009 and as of December 31, 2010 and a selected statement of income for the annual periods ended December 31, 2008, December 31, 2009, and December 31, 2010 in each case calculated in accordance with GAAP (the “GAAP Statements” and, together with the Statutory Statements, the “Seller Financial Statements”). The Statutory Statements have been prepared in accordance with Applicable SAP, consistently applied throughout all such periods, the GAAP Statements have been prepared in accordance with GAAP, consistently applied throughout all such periods, and the Seller Financial Statements fairly present, in all material respects, such selected assets, liabilities and income as of the dates and for the periods thereof. The Seller Financial Statements were prepared using and are consistent with the Business Books and Records.

(b) The books of account contained within the Business Books and Records are true, complete and correct in all material respects, and in all material respects maintained in accordance with sound business practices and Applicable Law. The Business Books and Records are in material compliance with any and all record keeping maintenance requirements in the Administered Contracts (other than to the extent related to the Retained Business).

(c) No Seller nor any of their Affiliates has, since January 1, 2008, caused any third-party appraiser or consultant to prepare any actuarial appraisal exclusively relating to the Business or otherwise primarily related to the transactions contemplated by this Agreement.

Section 3.05. Absence of Certain Changes. Except as set forth in Schedule 3.05, since December 31, 2010 (or, in the case of clause (o), since January 1, 2011) and through the date hereof, such Seller and each of its Affiliates engaged in the Business has conducted the Business only in the ordinary course, and from such date through the date hereof, has not, with respect to the Business:

(a) made any change (other than in the ordinary course of business in a manner consistent with past practice, if any, or as required by changes in Applicable SAP or Applicable Law) in (i) any pricing, investment (including derivative transactions), accounting, financial reporting, underwriting or claims administration policies, practices or principles, (ii) any method of calculating any bad debt contingency or other reserve for accounting, financial reporting or Tax purposes or (iii) the fiscal year;

(b) made or determined to make any addition or reduction (other than in the ordinary course of business in a manner consistent with past practice, if any, or as required by changes in Applicable SAP or Applicable Law) to such Seller’s reserves with respect to the Administered Contracts other than as a result of new business produced in the ordinary course of business;

(c) made any material changes, modifications or amendments to, or terminated, any Tier One Material Contracts, or made any changes, modifications or amendments to, or terminated, any Tier Two Material Contracts (other than Ceded Reinsurance Agreements) in a manner materially adverse to the Business;

(d) made any material change in the actuarial or reserving, practices or principles of such Seller, except as may be required to conform to changes in GAAP, Applicable SAP or Applicable Law;

(e) made any changes, other than in the ordinary course of business consistent with past practice, if any, in the terms or policies with respect to, the appointment of an Interacting Employee or Producer or the payment of commissions, bonuses or sales incentives to any Interacting Employees or Producer;

(f) made any acquisition (including by way of bulk reinsurance, merger, consolidation or acquisition of a controlling interest in stock or substantially all assets) of any Person;

(g) disposed of or failed to keep in effect any rights in, to, or for the use of any of the material Transferred Assets;

(h) made any changes in policies or practices relating to selling practices, cancellations, discounts or other terms of sale or accounting therefor other than in the ordinary course of business consistent with past practice;

(i) other than in the ordinary course of business in a manner consistent with past practice, if any, forgiven, cancelled, compromised, waived or released any debts, claims or rights with value in excess of $1,000,000;

(j) adopted or entered into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such Seller;

(k) settled any Action or groups or series of related Actions, except for any single, group or series of related Actions, as the case may be, involving money damages to individual policyholders or Contractholders in an amount less than $1,000,000;

(l) suffered any strike or other material union organizing effort, union representation, petition, strike, slowdown, stoppage or lockout or other labor dispute or problem involving Subject Employees nor any pending or, to the Knowledge of Sellers, threatened Actions involving Subject Employees in connection with their employment, termination, wages, compensation, benefits or status as employees related to the Business;

(m) (i) increased the compensation or commissions provided to or for the Subject Employees, other than in the ordinary course of business consistent with past practice, if any, or as required by Applicable Law, (ii) other than amendments, terminations or modifications applicable generally to employees of Sellers and their Affiliates, amended, terminated or otherwise modified the terms of any Benefit Plan as it relates to Subject Employees, except as required by Applicable Law, or (iii) transferred, or experienced any loss, movement or transfer of a material number of Subject Employees to Affiliates of such Seller not engaged in the Business, provided that, to the extent incorporated into Section 5.01, Sellers have notified Purchaser of any non-material loss, movement or transfer of Employees to Affiliates of such Seller not engaged in the Business within five (5) Business Days of such loss, movement or transfer;

(n) (i) prepared or filed any Tax Return that is materially inconsistent with past practice or taken any position, made any election, or adopted any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including changing any practices, positions, or elections regarding how the reserves relating to the Administered Contracts are calculated, determined or maintained for Tax purposes), (ii) made, materially changed, or rescinded any election relating to Taxes, (iii) settled or compromised any material Action or controversy relating to Taxes or a Product Tax Failure, or (iv) made any material change to any method, policy or practice of Tax accounting or methods of reporting income or deductions for Tax purposes or changed the basis for determining or computing any reserves;

(o) taken any action or omitted to take any action that would result in the occurrence of any of the foregoing; or

(p) been subject to a Seller Material Adverse Effect or to an event, occurrence, development or circumstance that would, individually or in the aggregate, reasonably be expected to result in a Seller Material Adverse Effect.

Section 3.06. Transferred Assets. Such Seller or an Affiliate of such Seller is in possession of and has good and marketable title to or a valid and binding leasehold interest in all of the Transferred Assets to be transferred by such Seller or such Affiliate hereunder, free and clear of all Liens, except for (i) Liens disclosed in Schedule 3.06 and (ii) Permitted Liens. THE TRANSFERRED ASSETS THAT ARE TANGIBLE PERSONAL PROPERTY OR ANY THIRD-PARTY COMPUTER SOFTWARE LICENSED BY SELLERS OR THEIR AFFILIATES ARE BEING CONVEYED ON AN “AS IS,” “WHERE IS,” “WITH ALL FAULTS” BASIS AND WITHOUT ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OPERABILITY, CAPACITY OR CONDITION.

Section 3.07. Litigation; Orders. Except as set forth in Schedule 3.07, there is no material civil, criminal or administrative claim, demand, action, litigation, suit, proceeding, arbitration, examination, investigation or inquiry (each, an “Action”) pending or, to the Knowledge of such Seller, threatened against such Seller or any of its Affiliates engaged in the Business and with respect to the Business, or, to the Knowledge of such Seller, any Producer with respect to the Business. Except as set forth in Schedule 3.07, since January 1, 2008, there is no material judgment, decree, award, settlement, injunction or order (whether temporary, preliminary, or permanent) of any Governmental Entity or arbitrator (each, an “Order”) that has been entered, issued, made or rendered against such Seller or any of its Affiliates engaged in the Business or, to the Knowledge of such Seller, against any Producer, in each case with respect to the Business, and there is no Order currently affecting the Business.

Section 3.08. Compliance with Laws. Except as set forth in Schedule 3.08, such Seller and each of its Affiliates engaged in the Business is, and at all times since January 1, 2008 has been, conducting the Business in compliance with all Applicable Law and with all of the terms and requirements of each Order to which it or any of its assets is or has been subject, in each case in all material respects. Except as set forth in Schedule 3.08, since January 1, 2008, such Seller has not, and no Affiliate of such Seller that is engaged in the Business has, received any written notice of any actual or alleged violation of or failure to comply in any material respect with Applicable Law or any Order with respect to the Business.

Section 3.09. Separate Accounts. Except as set forth in Schedule 3.09: (i) each of such Sellers’ Separate Accounts is duly and validly established and maintained under the laws of its state of domicile; (ii) the portion of the assets of each such Separate Account equal to the reserves and other contract liabilities of such Separate Account is not chargeable with liabilities arising out of any other business such Seller may conduct as provided in Conn. Statute 38a-433; (iii) each such Separate Account is and, at all times since January 1, 2008, has been operated and maintained in compliance with all Applicable Law in all material respects; (iv) each such Separate Account at all times during its existence has been either excluded from the definition of investment company pursuant to sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) or duly registered with the Securities and Exchange Commission (the “SEC”) as an investment company under the Investment

Company Act (any separate account required to be so registered, a “Registered Separate Account”), and each such registration is in full force and effect; (v) the Registered Separate Accounts set forth in Schedule 3.09 are all of the Registered Separate Accounts of the Business; (vi) each Registered Separate Account has been operated since January 1, 2008 and is currently operating in compliance in all material respects with the Investment Company Act and with applicable regulations, rules, releases and orders of the SEC, has filed all reports and amendments of its registration statement required to be filed under Applicable Law and has been granted all exemptive relief necessary for the Business; (vii) interests in each Registered Separate Account or the life insurance or annuity contracts through which such interests are issued have been sold pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable state securities laws; (viii) all advertising and marketing materials related to each Separate Account that were required to be filed by such Seller or its Affiliates or, to the Knowledge of such Seller, by any other Producer, with any Governmental Entity have been timely filed therewith and any changes recommended by a Governmental Entity related to such advertising and marketing material were responded to appropriately and resolved to the satisfaction of such Governmental Entity; (ix) no examinations, investigations, inspections or formal or informal inquiries, including periodic regulatory examinations of the Separate Accounts’ affairs and condition, civil investigative demands and market conduct examinations by any Governmental Entity have been conducted since January 1, 2008 or are being conducted; and (x) since January 1, 2008, no written notice has been received from and no Action is pending or, to the Knowledge of Sellers, threatened by any Governmental Entity which has jurisdiction over any Separate Account (A) with respect to any alleged material violation by Sellers or their respective Affiliates (in each case to the extent relating to the Business) of any Applicable Law or (B) with respect to any alleged failure to have, or any threatened revocation of, any material Permits required in connection with the operation of any Separate Account.

Section 3.10. Licenses and Permits. Schedule 3.10 lists all jurisdictions in which such Seller and each of its Affiliates involved in the Business is licensed to issue, underwrite, market, distribute and sell the Administered Contracts and otherwise operate the Business. Except as set forth in Schedule 3.10, (a) such Seller has been duly authorized by the relevant state insurance regulatory authorities to issue the Administered Contracts that it is currently writing in the respective states in which it conducts the Business, and was duly authorized to issue the Administered Contracts that it is not currently writing at the time such Administered Contracts were issued in the respective states in which it then conducted the Business and (b) such Seller and each of its Affiliates involved in the Business has all other material Permits necessary to conduct the Business in the manner and in the areas in which such Business is presently being conducted by it and each of its Affiliates, and all such Permits are valid and in full force and effect in all material respects. There are no pending or, to the Knowledge of such Seller, threatened suits or proceedings with respect to the cancellation, suspension, withdrawal, revocation, restriction, material amendment or nonrenewal of any such material Permit. To the Knowledge of such Seller, no event has occurred that, (whether with notice or lapse of time or both) would reasonably be expected to result in a suspension, revocation, restriction, amendment or nonrenewal of any such Permit.

Section 3.11. General Tax Representations. Except as set forth in Schedule 3.11:

(a) (i) All material Tax Returns required to be filed by or on behalf of such Seller with respect to the Transferred Assets, the Administered Contracts, or the operation or activities of the Business have been filed within the time and manner required by Applicable Law, (ii) all such Tax Returns are true, complete and correct in all material respects, and (iii) all material amounts required to be shown as due on such Tax Returns, or amounts of Taxes otherwise due with respect to such Seller, the Transferred Assets, the Administered Contracts, or the operation or activities of the Business, have been fully and timely paid in the manner prescribed by Applicable Law.

(b) Such Seller has not waived or extended (and no other Person has waived or extended) any period of limitation in respect of Taxes relating to the Transferred Assets, the Administered Contracts or the operation or activities of the Business which waiver is currently in effect, and there are no requests or demands to extend or waive any such period of limitation.

(c) There are no liens for Taxes (other than Permitted Liens) upon the Transferred Assets or the Business. There is no Action, suit, proceeding, investigation, audit, claim, remediation process, or administrative or judicial action now in process, pending or threatened by any Governmental Entity or Tax Authority with respect to Taxes related to the Transferred Assets, the Tax treatment of the Administered Contracts, or the operation or activities of the Business.

(d) Such Seller has not entered into any closing agreements or other agreements with a Tax Authority with respect to the Business.

(e) Such Seller has complied in all material respects with all Applicable Laws relating to the collection and withholding of Taxes with respect to the Transferred Assets, the Administered Contracts and the Business (including all information reporting and record keeping requirements) and have duly and timely paid over to the appropriate Tax Authority all material amounts of such Taxes, including all such Taxes with respect to amounts paid or owing to any employee (including with respect to any salaries, wages and other compensation), independent contractor, creditor, stockholder, non-U.S. person, or other third party.

Section 3.12. Product Tax Representations. Except as set forth in Schedule 3.12:

(a) Such Seller’s Administered Contracts that are life insurance contracts or policies qualify as “life insurance contracts” for Tax purposes.

(b) Except for GAC Contracts and other Administered Contracts sold under annuity contract forms that were issued to a Person that was not a “natural person” (within the meaning prescribed in section 72(u) of the Code) and that do not otherwise qualify within the exceptions set forth in section 72(u) of the Code or the “grandfathering” rules thereunder, such Seller’s GAC Contracts and any other Administered Contracts that are annuity contracts qualify as annuities for Tax purposes.

(c) Such Seller is the owner of the assets held in the respective Separate Accounts or subaccounts thereof that support such Seller’s respective Administered Contracts, including but not limited to for federal income tax purposes. Without limiting the generality of the foregoing, to Seller’s Knowledge, no owner of an Administered Contract has engaged in activities that would result in such owner being deemed to be the owner of any assets held in any Separate Account supporting such owner’s Administered Contract.

(d) None of the Administered Contracts issued, assumed, reinsured, modified, exchanged or sold by such Seller is a “modified endowment contract” within the meaning of section 7702A of the Code, except for Administered Contracts that such Seller is administering as modified endowment contracts and with respect to which such Seller has notified the holder or owner, before the date hereof, that the contract constitutes a “modified endowment contract”. Seller has previously provided Purchaser with a listing indicating those Administered Contracts that Seller is administering as modified endowment contracts.

(e) Notwithstanding any other provision of this Agreement, including Sections 3.08 and 3.25, except as contained in the Product Tax Representations, Sellers make no representations or warranties in this Agreement relating to the Tax treatment of the Administered Contracts.

Section 3.13. Regulatory Filings. Such Seller has made available for inspection by Purchaser all material reports, statements, documents, registrations, filings and submissions made by such Seller or any of its Affiliates with respect to the Business with any Governmental Entity, and material reports on financial examination, market conduct reports and other reports issued by any such Governmental Entity, in each case to the extent related to the Business since January 1, 2008. Except as set forth in Schedule 3.13, each Seller, in all material respects, has timely filed, or caused to be timely filed, all reports, statements, documents, registrations, filings, applications or submissions required to be filed by or on behalf of Seller or any of its Affiliates with any Governmental Entity in connection with the Business since January 1, 2008 and all such reports, statements, documents, registrations, filings, or submissions were true, complete and correct in all material respects when filed. Except as set forth in Schedule 3.13, such Seller and each of its Affiliates is acting in compliance in all material respects with all such reports, statements, documents, registrations, filings, applications and submissions, and, to the Knowledge of such Seller, all required approvals of Governmental Entities in respect thereof are in full force and effect in all material respects. Except as set forth in Schedule 3.13, (i) all such reports, statements, documents, registrations, filings, applications and submissions were in compliance in all material respects with Applicable Law when filed or as amended or supplemented and there were no material omissions therefrom, and (ii) no material deficiencies have been asserted by any Governmental Entity in writing to such Seller or its Affiliate with respect to such reports, statements, documents, registrations, filings, applications or submissions that have not been satisfied. Each Administered Contract form as well as any related ancillary documents, including electronic application forms, and other agreements of insurance and reinsurance, prospectuses and other selling or disclosure material and rate or rule marketed, filed or otherwise utilized by such Seller or any of its Affiliates in connection with the Business the use or issuance of which requires filing or approval under Applicable Law, has, in all material respects, been appropriately filed and, if required, approved by the applicable Governmental Entities in each jurisdiction requiring such filing or approval.

Section 3.14. Ceded Reinsurance. Schedule 3.14 sets forth a true, complete and correct list of (a) all reinsurance or coinsurance treaties and agreements in force as of the date of this Agreement to which such Seller or any of its Affiliates is a ceding party and that relate to the Business, or (b) any such treaty or agreement that is terminated or expired but under which such Seller or one of its Affiliates may continue to receive benefits that relate to the Business (collectively, the “Ceded Reinsurance Agreements”), and for each such treaty or agreement described in (a) or (b), Schedule 3.14 sets forth the effective date of each Ceded Reinsurance Agreement, the termination date of each Ceded Reinsurance Agreement that has a definite termination date and a complete and correct list of the Administered Contracts reinsured under each Ceded Reinsurance Agreement.

Section 3.15. Privacy Matters. Except as set forth on Schedule 3.15, with respect to the Business, each Seller is in compliance in all material respects with all Applicable Laws, and its own formally adopted policies, in each case, applicable to its collection, use, disclosure, maintenance, security and transmission of personal, private, health or financial information about individual policyholders, customers, consumers or benefits recipients (“Consumer Privacy Information”). As of the date hereof, except as set forth on Schedule 3.15, such Seller (a) is not prohibited by any Applicable Laws concerning privacy or such Seller’s formally adopted privacy policies from providing Purchaser with the Consumer Privacy Information that has been, or is currently contemplated to be, provided to Purchaser, on or after the date hereof, in connection with the transactions and provision of services contemplated hereby, and (b) has not experienced any breach of security affecting Consumer Privacy Information as a result of which there has been, or reasonably may be expected to result in, unauthorized access to Consumer Privacy Information.

Section 3.16. Material Contracts. Schedule 3.16 sets forth a true, complete and correct list, as of the date hereof, of each material Contract (other than the Transaction Agreements, Permits, the Ceded Reinsurance Agreements, any IP Contracts, the Transferred IP Contracts, the Benefit Plans, the Producer Agreements and the Administered Contracts) to which such Seller or any of its Affiliates is a party and that:

(a) is an agreement with a third party vendor that relates primarily to the Business and involves payment by, on behalf of or to Sellers or their Affiliates of more than $1,000,000 in any twelve-month period;

(b) (i) is a stable value or investment management agreement relating to the Business or (ii) involves payment by, on behalf of or to any Seller or its Affiliates of more than $1,000,000 in any twelve-month period and is a participation, wholesaling, underwriting, selling, fund distribution, revenue sharing, or marketing support agreement relating primarily to the Business; or

(c) contain any material restriction on the ability of such Seller or any of its Affiliates to compete with any Person with respect to the Business, to engage in the Business, to amend or alter the terms, features, benefits or available options of any Administered Contract or to solicit specified customers or prospective customers for the purchase, renewal or lapse of the Administered Contracts or to alter or change their existing elections or options under the specified products;

(such Contracts, together with the Assigned and Assumed Contracts, the Ceded Reinsurance Agreements, Transferred IP Contracts and Producer Agreements, the “Material Contracts”).

True, complete and correct copies of each Material Contract have been made available to Purchaser. Each such Material Contract is in full force and effect and is the valid and binding obligation of Seller or its applicable Affiliate party thereto and, to the Knowledge of Sellers, each other party thereto, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth in Schedule 3.16, none of such Seller nor any of its Affiliates has received written notice of its violation or breach of or default under any such Material Contract in any material respect nor, to the Knowledge of such Seller, is any other Person (or, with the giving of notice or the lapse of time or both, will be) in violation or breach of or default under any such Material Contract in any material respect. Such Seller and each of its Affiliates have properly performed all of their obligations under each Material Contract in all material respects.

Section 3.17. Technology and Intellectual Property.

(a) Schedule 3.17(a) sets forth a true, complete and correct list of all patents and patent applications, Internet domain names, trademarks and service marks, and trademark, service mark and copyright registrations and applications included in the Business Intellectual Property (excluding any applications or software that is subject to “shrink-wrap” or “click-wrap” license agreements and excluding any of such items containing “Hartford,” “HLPP,” the design for the Hartford stag or any variations of the foregoing) (collectively, the “Scheduled Intellectual Property”), in each case, indicating, if applicable, the extent to which such Scheduled Intellectual Property constitutes Transferred Intellectual Property. Any registrations for the Transferred Intellectual Property are validly issued and enforceable in accordance with their terms. The Transferred Intellectual Property is not subject to any outstanding order, judgment, decree or agreement adversely affecting Sellers’ use thereof or rights thereto. Sellers have sufficient rights to use the Transferred Intellectual Property as currently used in connection with the Business as currently conducted.

(b) The operation of the Business as currently conducted and the products sold and services provided by such Seller or any of its Affiliates in connection therewith (including the use in the Business of the Business Intellectual Property and the Business Software), do not and have not, to the Knowledge of such Seller, since January 1, 2008, infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property Rights of any other Person. Since January 1, 2008, Sellers have not received any written notice of litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or threatened concerning the ownership, validity, registerability, enforceability, infringement, misappropriation, violation or use of, or licensed right to use, any Transferred Intellectual Property. Since January 1, 2008, Sellers have not received any written notice that Sellers are infringing, misappropriating or otherwise violating the Intellectual Property Rights of any other Person with respect to any Transferred Intellectual Property or any rights licensed pursuant to the Transferred IP Contracts. Such Seller and its Affiliates have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are Business Intellectual Property, and to the Knowledge of such Seller, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements, which have not been breached.

(c) Schedule 3.17(c) sets forth a true, complete and correct list of all Transferred IP Contracts (excluding any applications or software that is subject to “shrink-wrap” or “click-wrap” license agreements).

(d) Such Seller and its Affiliates have implemented reasonable backup, security and disaster recovery technology and procedures that are consistent with industry practices. Such Seller or an Affiliate of such Seller possesses source code for each version of software included in the Software License Agreement (collectively, the “Business Software”). Schedule 3.17(d) sets forth a true, complete and correct list of all Business Software.

(e) Schedule 3.17(e) sets forth a list of material enterprise software used in the conduct of the Business. Such software are used by such Seller and/or its Affiliates pursuant to enterprise-wide Contracts with third-party vendors.

Section 3.18. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller or any of its Affiliates.

Section 3.19. Employee Benefit Plans.

(a) All material benefit and compensation plans, contracts, policies or arrangements for the benefit of the Subject Employees and/or their dependents, including “employee benefit plans” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, employment, severance, change in control, retention, termination, stock option, stock purchase, stock appreciation rights, stock based, incentive, profit sharing, pension, welfare, fringe benefit and bonus plans, agreements, arrangements and/or policies (the “Benefit Plans”) are set forth in Schedule 3.19(a). True, complete and correct copies of all Benefit Plans set forth in Schedule 3.19(a) and all amendments thereto have been provided to Purchaser.

(b) Each Benefit Plan has been administered in accordance with its terms and the requirements of all Applicable Law. Without limiting the generality of the foregoing, each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of section 409A of the Code complies in form and operation with section 409A of the Code.

(c) Except as set forth in Schedule 3.19(c), neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby could (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Subject Employee, (ii) increase any compensation or benefits otherwise payable to any Subject Employee or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits. Without limiting the generality of the foregoing, no amount paid or payable to any Subject Employee in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of any other event) could be an “excess parachute payment” within the meaning of section 280G of the Code.

Section 3.20. Labor Matters.

(a) Schedule 3.20(a) contains a list of all Persons actively employed by Sellers or any of their Affiliates whose duties relate primarily or exclusively to the Business (the “Subject Employees”) as of November 16, 2011 and correctly reflects, respectively: (i) their dates of employment; (ii) their positions; (iii) their salaries; (iv) their latest annual incentive compensation; (v) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (vi) their accrued vacation/paid time off for calendar year 2011; and (vii) any visas that are held by them and that relate to or are useful in connection with the Business. The employment of each of the Subject Employees is terminable at will.

(b) The Subject Employees are not, and have never been, members of a bargaining unit covered by a collective bargaining agreement or similar agreement with any labor organization to which such Seller or any of its Affiliates is a party. Except as set forth in Schedule 3.20(b) none of Sellers or any of their Affiliates (in each case to the extent relating to the Business) are, or since January 1, 2008 have been, the subject of any union organizing effort, representation petition, strike, slowdown, stoppage or lockout or other labor dispute or problem involving the Subject Employees, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any Subject Employee.

(c) There are no pending or, to the Knowledge of such Seller, threatened Actions relating to the Subject Employees in connection with their employment, termination, wages, compensation, benefits, or status as employees. Seller and each of its Affiliates engaged in, or previously engaged in, the Business is, and at all times since January 1, 2008 has been, conducting the Business in compliance with all labor, employment and immigration Applicable Laws.

Section 3.21. Sufficiency of Assets. The Transferred Assets, the rights granted under the Administrative Services Agreement, the services to be provided to Purchaser and its Affiliates under the Transition Services Agreement, the rights granted to Purchaser and its Affiliates under the License Agreements, the rights granted under the Broker-Dealer Agreement, and the rights granted to Purchaser or its Affiliates under the Assigned and Assumed Contracts, comprise all of the assets, rights and services that are reasonably required for the conduct of the Business by Purchaser and its Affiliates as of the Closing as now being conducted by Sellers and their Affiliates, except as set forth on Schedule 3.21.

Section 3.22. Undisclosed Liabilities. Except for (i) Liabilities set forth in Schedule 3.22, (ii) Insurance Liabilities and (iii) Liabilities reflected, accrued or reserved against in the Statutory Statements as of December 31, 2010 or the GAAP Statements as of December 31, 2010, or incurred in the ordinary course of business consistent with past practice, if any, by such Seller since December 31, 2010, such Seller and its Affiliates have no Liabilities related to the Business required by GAAP or Applicable SAP to be provided for or reserved against on a balance sheet. Notwithstanding the foregoing, if a Liability arises as a result of a matter of a type that is addressed by another section of this Article III, the existence of such Liability shall not be deemed to constitute an inaccuracy in the representations and warranties contained in this Section 3.22 unless it also constitutes an inaccuracy in the representations and warranties contained in such other section of this Article III.

Section 3.23. Sales and Marketing.

(a) Since January 1, 2008, Seller and its Affiliates have used commercially reasonable efforts, consistent with industry practice and the applicable standards of any Governmental Entity having jurisdiction, to establish and maintain a compliance program that by its terms is reasonably designed to provide that, to the extent related to the Business: (1) each Interacting Employee and each Producer, at the time such Interacting Employee or such Producer Interacted for such Seller or such relevant Affiliate, to the extent required by Applicable Law or Order, was duly and appropriately appointed by such Seller or such relevant Affiliate and was duly and appropriately licensed or registered for the type of business Interacted by such Interacting Employee or Producer, in each case, in the particular jurisdiction in which such Interacting Employee or Producer, marketed such business; (2) no such Interacting Employee or Producer violated, in any material respect, the terms or provisions of any Applicable Law or Order applicable to any sales or marketing aspect of the Administered Contracts including with respect to churning, suitability, conservation, surrender, investment or allocation of funds, market timing, late trading, replacement, fictitious bids or quotes; (3) no such Interacting Employee has materially breached the terms of any agency or broker contract with or for the benefit of such Seller or any relevant Affiliates of such Seller; and (4) all compensation paid to each such Producer was paid in accordance with Applicable Law.

(b) The names of all Producers with respect to the Business and the primary engagement agreements with all Producers with respect to the Business (collectively, the “Producer Agreements”) are listed on Schedule 3.23(b).

(c) No Producer currently has binding authority on behalf of such Seller or any of its Affiliates.

Section 3.24. Reserves. The policy reserves of such Seller for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation) under all in force presently issued Administered Contracts and reflected in, or included with, the Statutory Statements were (i) computed on the basis of generally accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles, (ii) computed on the basis of actuarial assumptions which produced reserves at least as great as those called for in any Administered Contract provision as to reserve basis and method and (iii) in compliance with all requirements of Applicable Law and Orders; provided, however, that it is acknowledged and agreed that Sellers make no express or implied representation or warranty in this Agreement (including in this Section 3.24) as to the future experience or profitability arising from the Business or that the reserves have been or will be adequate or sufficient for the purposes for which they were established. The admitted assets of such Seller allocated to the in force Administered Contracts are in an amount at least equal to the minimum amounts required by Applicable Law and Orders. In addition, such Seller has made available to Purchaser copies of all work papers used as the basis for establishing such reserves for such Seller for the periods presented in the Statutory Statements.

Section 3.25. Benefits Under Administered Contracts; Underwriting; Etc.

(a) Except as set forth on Schedule 3.25(a), all benefits claimed by, or paid, payable, or credited to, any Person under any Administered Contract have in all material respects been paid or credited (or provision as required under Applicable SAP for payment thereof has been made) in accordance with the terms of the applicable Administered Contract under which they arose and such payments, credits or provisions were not materially delinquent and were paid or credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which there is a reasonable basis to contest payment.

(b) Schedule 3.25(b)(i) sets forth a true, complete and correct list of the case numbers of all of the Administered Contracts that have been issued on or prior to the date hereof. Sellers have made available to Purchaser true, complete and correct copies of (i) all Administered Contracts corresponding to such case numbers, including all material supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates and ancillary agreements relating thereto, and (ii) the private placement memoranda and other similar offering documents for all such Administered Contracts, including all material supplements, amendments, exhibits and appendices thereto (to the extent such offering documents have been incorporated by reference into the relevant Administered Contract). Schedule 3.25(b)(ii) sets forth a true, complete and correct list as of the date hereof identifying in reasonable detail each BOLI/COLI Policy to be issued or underwritten at the direction of HLPP that each Seller currently believes that there is a possibility of issuing after the date hereof and prior to the Effective Time (such Seller’s “BOLI/COLI Pipeline Policies”), each GAC Agreement that each Seller currently believes that there is a possibility of issuing after the date hereof and prior to the Effective Time (such Seller’s “GAC Pipeline Agreements”), and each HNW Policy that each Seller currently believes that there is a possibility of issuing after the date hereof and prior to the Effective Time (such Seller’s “HNW Pipeline Policies”).

(c) Except as set forth on Schedule 3.25(c), since January 1, 2008, all Administered Contracts have been, in all material respects, administered and operated in accordance with the applicable rates and rules and in a manner consistent with their terms, Applicable Law and Orders and, to the extent the following materials have been approved by Seller, with their relevant prospectuses, statements of additional information, other selling, advertising, marketing or disclosure materials.

Section 3.26. Actuarial Modeling.

(a) Sellers have provided Purchaser with the data and projections concerning the Business set forth on Schedule 3.26(a) (the “Business Projections”), which were produced using an actuarial model delivered to Purchaser on October 12, 2011 with respect to the Business (the “Model”), and which data and projections were based upon the historical data and the assumed Administered Contract terms, assumptions, methodologies and calculations embedded in the Model.

(b) (i) Schedule 3.26(b)(i) sets forth, certain of the material actuarial assumptions used by Sellers and embedded in the Model, (ii) Schedule 3.26(b)(ii) sets forth certain of the material pricing terms assumed by Sellers with respect to selected large cases (by Aggregate Asset Value as of the date hereof) of the Administered Contracts and embedded in the Model and (iii) Schedule 3.26(b)(iii) contains a memorandum from an employee of Sellers or their Affiliates who is qualified actuary describing generally how the Model produces the Business Projections.

(c) The data used to produce the Business Projections (i) was compiled from the Books and Records of the Business, (ii) pertain only to the Business and include no other business of the Sellers, HLPP or any other Affiliate of the Sellers, (iii) do not include any business or projected business other than Business in existence as of the date of this Agreement, (iv) was generated from the same underlying sources and systems used to prepare the Seller Financial Statements and (v) to the Knowledge of Sellers, is, in the aggregate, accurate and complete in all material respects and does not, in the aggregate, contain any errors, omissions, discrepancies or changes that would materially and negatively affect the Business Projections.

(d) The methodologies and calculations embedded in the Model were based upon informed judgment and are consistent with sound actuarial methodologies; provided, however, that it is acknowledged and agreed that Sellers make no express or implied representation or warranty in this Agreement (including in this Section 3.26) as to the future experience or profitability arising from the Business or that the Business Projections are accurate.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to each Seller, as of the date of this Agreement and as of the Closing, as follows:

Section 4.01. Organization, Standing and Authority. Each Purchaser Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate its assets, to carry on its business as now conducted and to enter into and consummate the transactions contemplated hereby.

Section 4.02. Authorization; Binding Effect. Each Purchaser Party has all the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Agreements to be executed by it. The execution and delivery by each such Purchaser Party of the Transaction Agreements to be executed by it, and the performance by such Purchaser Party of its obligations thereunder, have been duly authorized by all necessary corporate action or other action on its part. This Agreement has been duly executed and delivered by Purchaser and, subject to the due execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). As of the Closing Date, each Ancillary Agreement executed and delivered by each Purchaser Party that is a party thereto shall have been duly executed and delivered by such Purchaser Party to the extent such Person is a party thereto and, subject to the due execution and delivery of such agreements by the other parties thereto, each Ancillary Agreement executed by such Purchaser Party is a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.03. No Conflict or Violation, Etc. Except as set forth in Schedule 4.03, the execution, delivery and performance by each Purchaser Party of the Transaction Agreements to which it is a party do not, and the consummation by it of the Transaction Agreements to which it is a party and compliance with the provisions thereof will not, (i) violate, contravene or conflict with any of the provisions of the Articles of Incorporation or By-laws (or other organizational documents) of such Purchaser Party or with any resolutions adopted by the board of directors or stockholders of such Purchaser Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration or prepayment of any obligation or loss of a benefit under, require the consent of any Person under, result in the alteration of any rights or obligations under, or result in the creation of any Lien on any property or asset of such Purchaser Party under, any Contract or Permit to which such Purchaser Party is a party or by which such Purchaser Party or any of its properties or assets is bound or affected, except, in the case of clause (ii), for any such items that have not had and would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or (iii) subject to the matters referred to in the next sentence, contravene, conflict with, or result in a breach or violation of, or a default under any Applicable Law applicable to such Purchaser Party or any of its Subsidiaries or any of its or their respective properties or assets. No consent, approval, order, registration or authorization of, or declaration or filing with, or notice to, any Governmental Entity or any other Person, is required to be obtained or made by or with respect to such Purchaser Party or any of its Affiliates in connection with the execution and delivery of the Transaction Agreements to which such Purchaser Party is a party or the consummation by such Purchaser Party of the transactions contemplated thereby, except for (x) the approvals, filings or notices required under the insurance laws of the jurisdictions set forth opposite such Purchaser Party’s name in Schedule 4.03, (y) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Schedule 4.03, and (z) such items the failure of which to be obtained have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.04. Financial Ability to Perform. Purchaser will have at the Closing cash available in an aggregate amount sufficient to make the payments contemplated to be made by Purchaser hereby (including the Purchase Price), and to pay the fees and expenses of Purchaser related to the transactions contemplated hereby and otherwise for any Purchaser Party that is a party to any Ancillary Agreement.

Section 4.05. Litigation; Orders. As of the date hereof, there is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates that, individually or in the aggregate, has had or would be reasonably likely to have a Purchaser Material Adverse Effect. As of the date hereof, there is no Order that has been entered, issued, made or rendered against Purchaser or any of its Affiliates having or that would have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.06. Permits. Assuming the receipt of consents, approvals, authorizations or declarations or the making of such filings or notices contemplated by Schedule 4.03, Purchaser or one of its Affiliates has or will have, prior to the Closing Date or, with respect to the Administrative Services Agreement, the date on which Purchaser is to begin providing services thereunder, all Permits necessary to perform their respective obligations under this Agreement and each Ancillary Agreement and conduct the Business. Assuming the receipt of consents, approvals, authorizations or declarations or making of such filing or notices contemplated by Schedule 4.06, all such Permits are or will be prior to the Closing Date or, with respect to the Administrative Services Agreement, the date on which Purchaser is to begin providing services thereunder, valid and in full force and effect. Except as set forth in Schedule 4.06, as of the date hereof, no violations exist in respect of any such Permit in effect as of the date hereof and no investigation or proceedings is pending or, to the Knowledge of Purchaser, threatened, that would be reasonably likely to result in the suspension, revocation or material limitation or restriction of any such Permit.

Section 4.07. Ratings. To the Knowledge of Purchaser, no basis exists that is reasonably expected to cause the claims-paying ability, financial strength or other ratings of A.M. Best Company, Inc. or any other rating agency of Purchaser or its Affiliates to decrease from such ratings as they exist as of the date hereof.

Section 4.08. Brokers. Except for Evercore Partners, Inc., the fees and expenses of which will be paid by Purchaser, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

ARTICLE V.

COVENANTS

Section 5.01. Conduct of Business.

(a) Except (i) as expressly contemplated by this Agreement or any Ancillary Agreement, (ii) with the prior written consent of Purchaser (and Purchaser shall, as soon as reasonably practicable following its receipt of a written request from Seller for Purchaser’s consent, either provide such written consent or advise Sellers in writing that it will not grant such written consent), (iii) as required by Applicable Law or (iv) as set forth on Schedule 5.01(a), during the period from the date of this Agreement to the Closing Date, each Seller shall, and shall cause its Affiliates to, carry on the Business only in the ordinary course of business in a manner consistent with past practice, if any, and use its commercially reasonable efforts to preserve intact the Business and its and its Affiliates’ relationships with customers, suppliers (including Fund Managers, Managed Account Managers and SV Providers), Producers and employees of the Business and reinsurers under the Ceded Reinsurance Agreements, and shall not, with respect to the Business, but subject to Section 5.01(b), take any action or omit to take any action, as applicable, set forth in Section 3.05(a)-(o); provided, however, that, notwithstanding the foregoing, Sellers will be permitted to take actions described in clause (iii) of Section 3.05(n) without the prior written consent of Purchaser to the extent that such actions are reasonably necessary to address or settle, compromise, remediate or correct an actual or alleged Product Tax Failure.

(b) If Sellers propose to take any of the actions described in Section 3.05(c) with respect to a Tier One Material Contract, Sellers shall provide the Person identified on Schedule 5.01 (b)(i) or any replacement Person identified in a notice from Purchaser to Seller (such Person, the “Purchaser Nominee I”) at least five Business Days prior written notice of such proposed action (a “Tier One Notice”), unless a Subject Employee with the job title “Director and Assistant Actuary” (or his or her designee in the event not reasonably available) reasonably determines in good faith that such action must be undertaken on an urgent basis and that five Business Days’ notice would not be practicable, in which case Sellers shall provide such Tier One Notice to Purchaser Nominee I as far in advance of such proposed action as a Subject Employee with the job title “Director and Assistant Actuary” (or his or her designee in the event not reasonably available) reasonably determines is practicable. Notices to Purchaser Nominee I shall be given at the email address set forth on Schedule 5.01(b)(i) or at such other email address identified in a replacement notice from Purchaser to Sellers. Each Tier One Notice shall describe in reasonable detail the action proposed to be taken, the estimated date on which the action is proposed to be taken (the “Tier One Action Date”) and, if delivered less than five Business Days prior to such date, the reason why Sellers are unable to provide at least five Business Days’ notice. If Purchaser Nominee I does not notify the Person identified on Schedule 5.01 (b)(ii) or any replacement Person identified in a notice from Sellers to Purchaser (such Person, the “Seller Nominee I”) of Purchaser’s express refusal to consent to the taking of the proposed action described in the Tier One Notice prior to the Tier One Action Date, Purchaser will be deemed to have consented to the taking of such action. Notices to Seller Nominee I shall be given at the email address set forth on Schedule 5.01 (b)(ii) or at such other email address identified in a replacement notice from Sellers.

Section 5.02. Access to Information; Confidentiality. Each Seller shall afford, and shall cause its Affiliates to afford, to Purchaser and its Affiliates and their respective directors, officers and employees, and counsel, financial advisors, accountants, actuaries, lenders and other representatives and agents (“Representatives”), reasonable access during normal business hours and subject to all site-based rules governing the conduct of business visitors during the period prior to the Closing Date to all of the Administered Contracts and to the Business Books and Records, personnel, accountants and other advisors of such Seller and its Affiliates, in each case to the extent related to the Business, and during such period, shall furnish as promptly as reasonably practicable to Purchaser and its Affiliates and their respective Representatives such information concerning such Seller’s and its Affiliates’ conduct of the Business as Purchaser and its Affiliates may from time to time reasonably request; provided that in no event shall such Seller or its Affiliates be required to provide access to any (i) Tax Returns that are filed by a Seller or its Affiliates on a combined, consolidated, unitary or other Tax group basis or any portions thereof, except to the extent such Tax Returns or portions thereof relate solely to the Business (excluding the Retained Business) or (ii) Administered Contracts or Books and Records to the extent that they contain information that is subject to an attorney-client or other legal privilege or subject to any obligation of confidentiality or privacy. Any access by Purchaser and its Affiliates to such Administered Contracts, Business Books and Records, personnel, accountants and other advisors or review of information concerning the conduct of the Business shall be conducted by Purchaser and its Affiliates (A) in compliance with Applicable Law, (B) in compliance with applicable antitrust standards, (C) without causing or facilitating the disclosure of any Trade Secrets of third parties or any Trade Secrets of any Seller or of any of its Affiliates unrelated to the Business or the transactions contemplated by this Agreement and the Ancillary Agreements, (D) without any unreasonable interference with the normal operations and employee and customer relations of each Seller and its Affiliates, and without initiating, contacting or engaging in discussion with any Contractholder. Purchaser agrees that it shall hold, and shall cause its Affiliates and each of its and their respective directors, officers and employees and Representatives to hold, any information obtained in confidence to the extent required by, and in accordance with, applicable state and federal privacy requirements and with the provisions of the Confidentiality Agreement, dated July 26, 2011, between HLIC and PFLAC (the “Confidentiality Agreement”).

Section 5.03. Reasonable Best Efforts.

(a) Except as otherwise specifically set forth herein, each of the parties agrees to use its reasonable best efforts (and cause its Affiliates to use their reasonable best efforts) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in good faith with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing: (i) Purchaser shall promptly notify the Sellers if any portion of the financing to be provided to Purchaser to fund any portion of the Purchase Price becomes or is reasonably expected to become unavailable; (ii) Purchaser shall use reasonable commercial efforts to enforce any rights Purchaser or its Affiliates may have under the documents pertaining to such financing; (iii) Purchaser shall advise and update Sellers, in a level of detail reasonably satisfactory to the Sellers, with respect to the status of the financing; and (iv) Purchaser shall use reasonable commercial efforts to conclude such financing, including by entering into definitive documentation with respect to such financing on customary, commercially reasonable terms.

Section 5.04. Approvals and Filings; Consents.

(a) As soon as reasonably practicable after the date hereof, Sellers and Purchaser shall make and cause their respective Affiliates to make all filings with and notifications to all Governmental Entities (including under state and foreign insurance laws) that are reasonably necessary under the Transaction Agreements and Applicable Law to consummate and make effective the transactions contemplated by the Transaction Agreements. In addition, Sellers and Purchaser shall each use their reasonable best efforts, and shall cooperate in good faith with each other, (i) to comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) to obtain as promptly as practicable all Permits necessary or advisable for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. Sellers and Purchaser shall use their reasonable best efforts to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request.

(b) Each of the parties hereto shall notify the other parties in writing and keep them advised as to the status of all applications to, and proceedings before, Governmental Entities in connection with the transactions contemplated by this Agreement. In furtherance of the foregoing, each party shall provide the other party with a reasonable opportunity to comment on the filings required to be made pursuant to Section 5.04(a).

(c) Each Seller shall use its reasonable best efforts, with Purchaser’s cooperation, to negotiate and obtain any waivers, permits, consents, transition software licenses or sublicenses with respect to any third party Contracts, including licenses or service agreements with Sellers or its Affiliates, or to obtain commercially reasonable substitutes, required for (i) the transfer, assignment or conveyance to Purchaser of the Assigned and Assumed Contracts and (ii) the provision of services to Purchaser or its Affiliate pursuant to any Ancillary Agreement. Any expenses associated with obtaining such waivers, permits, consents, transition software licenses or sublicenses or commercially reasonable substitutes shall, in the case of clause (i), be shared equally by Sellers and Purchaser and, in the case of clause (ii), be borne solely by Sellers; provided that the cost of any transition software licenses shall be borne solely by Purchaser, and provided further that, in the event that and to the extent that Sellers are unable to obtain prior to the Closing Date any such required waivers, permits, consents or sublicenses of any Person (other than a Governmental Entity) that is a party to such Contract, (A) Sellers shall use their reasonable best efforts in cooperation with Purchaser (x) provide or cause to be provided to Purchaser or its Affiliate the benefits of any such Contract (to or by the relevant Seller), (y) cooperate in good faith in any arrangement reasonable and lawful, designed to provide such benefits to Purchaser or its Affiliate and (z) to the extent reasonably requested, enforce for the account of Purchaser or its Affiliate any rights of Sellers or the Business arising from such Contracts which Purchaser directs to be taken. To the extent that the foregoing relates to an Assigned and Assumed Contract which shall not be assignable by reason of a failure to obtain a consent of a third party, Sellers shall continue for a period ending on the first anniversary of the Closing Date to use their reasonable best efforts to obtain any such consent in the event such consent has not been obtained prior thereto. If any Assigned and Assumed Contract shall become assignable (without material conditions) subsequent to the Closing Date, Sellers shall promptly assign all of their rights and obligations thereunder in accordance with the provisions of the Assignment and Assumption Agreement and this Agreement to Purchaser without payment of further consideration and Purchaser shall cause Purchaser, without payment of further consideration, to assume such rights and obligations and Sellers shall be relieved of their obligations (other than as set forth in the Assignment and Assumption Agreement and other than Excluded Liabilities) thereunder accruing from and after the date of such assignment and assumption.

(d) Purchaser shall use reasonable best efforts, with each Seller’s cooperation and subject to each Seller’s reasonable direction and consent (which may not be unreasonably withheld, conditioned or delayed) with respect to any communication, to negotiate and obtain any waivers, permits, consents or sublicenses with respect to any third party Contracts, including licenses or service agreements, with Purchaser or any of its Affiliates, or to obtain commercially reasonable substitutes, required for the provision of services to Sellers or their Affiliates pursuant to any Ancillary Agreement. Any expenses associated with obtaining such waivers, permits, consents or sublicenses or commercially reasonable substitutes shall be borne solely by Purchaser; provided that, in the event that and to the extent that Purchaser is unable to obtain prior to the Closing Date any such required waivers, permits, consents or sublicenses of any Person (other than a Governmental Entity) that is a party to such Contract, (A) Purchaser shall use its reasonable best efforts in cooperation with Sellers, and subject to each Seller’s reasonable direction and consent (which may not be unreasonably withheld, conditioned or delayed) with respect to any communication, to (x) provide or cause to be provided to Sellers the benefits of any such Contract (to or by Purchaser or its Affiliate), (y) cooperate in good faith in any arrangement reasonable and lawful, designed to provide such benefits to Sellers and (z) to the extent reasonably requested, enforce for the account of Sellers any rights of Purchaser or its Affiliate arising from such Contracts which Sellers direct in writing to be taken.

Section 5.05. Notification. From the date hereof until the Closing Date, each Seller shall notify Purchaser and Purchaser shall notify Sellers in writing and keep them advised as to (i) any litigation or administrative proceeding pending and known to it or, to its Knowledge, threatened that challenges or seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby and (ii) the occurrence of any event that, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect or a Purchaser Material Adverse Effect. From the date hereof until the Closing Date, each Seller shall notify Purchaser in writing promptly upon receipt by such Seller of any written notice of termination or full or partial surrender of any Administered Contract or any threat by any Contractholder to terminate or surrender, in full or in part, any Administered Contract of which threat such Seller has actual knowledge and which threat such Seller reasonably expects to result in imminent full or partial surrender or termination of the Administered Contract.

Section 5.06. Further Assurances. On and after the Closing Date, each Seller and Purchaser shall, and shall cause their respective Affiliates to, take all reasonably appropriate action and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions of this Agreement or consummate any of the transactions contemplated by this Agreement. In particular, to the extent a Governmental Entity requires the parties to amend any of the Ancillary Agreements, the parties hereto shall (and shall cause their respective Affiliates to) enter into additional Ancillary Agreements to restore the rights of the parties to those originally intended.

Section 5.07. Expenses. Except as otherwise specifically provided in this Agreement, the parties to this Agreement shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and consummation of the transactions contemplated hereby, including all fees and expenses of Representatives; provided that (a) Purchaser shall bear the cost of obtaining required insurance regulatory approvals, consents and orders for the implementation of the Administrative Services Agreement from any state or jurisdiction the laws of which require Purchaser to obtain such approval, consent or order and (b) each Seller shall bear the cost of obtaining required approvals, consents and orders for the implementation of the Administrative Services Agreement to which it is a party from any state or jurisdiction the laws of which require such Seller to obtain such approval, consent or order.

Section 5.08. Transitional Matters. Promptly after the date hereof, HLIC, HLAC and Purchaser shall establish a transition services management team, consisting of one manager from each of HLIC, HLAC and Purchaser each of whom is familiar with the Business. The purpose of such transition services management team shall be to coordinate transition activities between the date hereof and the Closing Date. HLIC, HLAC and Purchaser shall cause such transition services management team to be subject to confidentiality and other restrictions necessary or appropriate to ensure compliance with any antitrust or other requirements of Applicable Law.

Section 5.09. Offers to Subject Employees.

(a) No later than the earlier of (i) 60 days after the date hereof and (ii) ten Business Days prior to the Closing Date, Purchaser shall make offers of employment in a Comparable Position to each of the Subject Employees, which offer of employment shall (A) be for the employment of such Subject Employee by Purchaser to commence as of the Effective Time (the “Effective Hire Date”) and (B) expire five Business Days prior to the Closing Date. Subject Employees who timely accept the employment offer contemplated by this Section 5.09(a) are referred to herein as the “Transferred Employees.” Each Seller shall cause all Transferred Employees to be terminated from employment with such Seller or its Affiliates and Purchaser shall cause all Transferred Employees to become employees of Purchaser on the Effective Hire Date. During the period between the date hereof and the Effective Hire Date, the Subject Employees shall remain employees of Sellers or their Affiliates, as applicable. Sellers shall not, and shall cause their Affiliates not to, terminate such Subject Employees other than in the ordinary course of business consistent with past practice, and shall promptly inform Purchaser of any such termination.

(b) For the purposes of this Agreement, a “Comparable Position” is defined as a position that, as of the date the position is offered, carries with it, for a period of 12 months immediately following the Effective Hire Date, Compensation equal to or greater than the Compensation offered by the previous position held by the Subject Employee with such Seller or its Affiliate; and with the same or similar duties of the previous position held by the Subject Employee with such Seller or its Affiliate; and which is located within a 50-mile radius of the previous position’s location. For the purposes of this Section, “Compensation” means a base salary equal to or greater than the Subject Employee’s base salary immediately prior to the Effective Hire Date plus an amount equal to or greater than 100% of the Subject Employee’s target bonus (the annual bonus determined as a percentage of annual base salary, based on the target bonus funding percentage established under the applicable bonus plan, policy or program for the calendar year in which the Effective Hire Date occurs).

(c) Purchaser shall make to each of the Transferred Employees set forth on Schedule 5.09(c) cash payments on the dates and in the amounts set forth on Schedule 5.09(c) (as updated in the manner described below), representing the value of unvested restricted stock units held by the Transferred Employees on the date of this Agreement and as updated through the close of business on the Business Day immediately preceding the Closing Date (the “Unvested Awards”), provided that either (i) the Transferred Employee is employed by Purchaser or any of its Affiliates on the relevant vesting date, or (ii), with respect to Unvested Awards with vesting dates on or prior to March 1, 2012, the Transferred Employee’s employment was terminated by Purchaser or any of its Affiliates prior to the relevant vesting date for a reason other than for cause, and provided, further, that no payment will be required in any case to be made by Purchaser with respect to any Unvested Awards that vest on or prior to the Closing Date. In the event Purchaser is not obligated to make a scheduled cash payment to a Transferred Employee pursuant to this Section 5.09(c) because such Transferred Employee is not employed by Purchaser or any of its Affiliates on the relevant vesting date (and, in the case of a Transferred Employee whose employment with Purchaser or any of its Affiliates terminates on or before the relevant vesting date, because such termination was either voluntary or for cause), Purchaser shall return such amounts to Sellers within 15 days of the relevant payment date. Sellers shall update Schedule 5.09(c) following the close of business on the Business Day immediately preceding the

Closing Date so that such schedule reflects the outstanding amounts to be paid based on the closing price of the common stock of The Hartford Financial Services Group, Inc. on such date.

(d) For a period of 12 months following the Closing Date, Purchaser shall use reasonable best efforts to provide the Transferred Employees with each of medical (other than retiree medical), dental, life and disability insurance, flexible spending account and Code section 401(k) plan benefits pursuant to plans, agreements and arrangements of Purchaser and its Affiliates (the “Purchaser Benefit Plans”) each of which is substantially comparable to the benefits provided to the Transferred Employees under equivalent benefit plans of Sellers and their Affiliates immediately prior to the date hereof but shall be obligated only to provide Purchaser Benefit Plans that are substantially comparable in the aggregate to employee benefits provided by Sellers and their Affiliates. Purchaser shall have no obligation to provide or cause to be provided to the Transferred Employees a defined benefit pension, postretirement medical, postretirement life, or excess savings or pension plans and the absence of such plans shall not be considered when determining whether Purchaser has met its obligation to provide employee benefits that are substantially comparable in the aggregate. The aggregate cost to a Transferred Employee to participate in the Purchaser Benefit Plans prior to the first renewal of such plans after the Closing Date shall not be greater than the aggregate cost to the Transferred Employee to participate in the comparable plans offered by such Seller or its Affiliates immediately prior to the date hereof. For a period of 12 months following the Closing Date, Purchaser shall provide to each Transferred Employee a 1.5% floor contribution plus a matching contribution of 50% on the first 6% of employee deferrals to the Code section 401(k) plan included in the Purchaser Benefit Plans. For a period of 12 months following the Closing Date, Purchaser shall also make an enhanced contribution on behalf of each Transferred Employee to the Code section 401(k) plan included in the Purchaser Benefit Plans ranging from 2.5% to 7.75% below and 3.75% to 11.625% above the Social Security wage base of total compensation based on the participant’s age, in accordance with the schedule contained in The Hartford Retirement Plan for U.S. Employees subject to annual discrimination testing to ensure compliance with applicable legal requirements. Purchaser shall make commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements, evidence of insurability requirements and waiting periods under the Purchaser Benefit Plans in which Transferred Employees (and their eligible dependents) shall be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements, evidence of insurability requirements and waiting periods were not or would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Closing Date. Purchaser shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all coinsurance, deductibles and similar expenses incurred by each Transferred Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and coinsurance limitations under the Purchaser Benefit Plans in which they participate from and after the Closing Date, subject to such Transferred Employee’s provision of relevant information or documentation confirming the amount of such co-insurance, deductibles and similar expenses. Purchaser shall credit each Transferred Employee with the service of such Transferred Employee with Seller or its Affiliates up to the Effective Hire Date, to the extent such service is recorded in such Seller’s or its Affiliates’ books as of the Closing Date, to the same extent as if such service had been performed for Purchaser or any of its Affiliates for purposes of determining such Transferred Employee’s eligibility for, vesting in, and entitlements under all employee benefit plans, programs and arrangements, including but not limited to vacation and sick days, severance and 401(k) plans, as applicable. Transferred Employees shall be eligible for long term incentive awards, but service time with such Seller or its Affiliates shall not be applied to the Transferred Employee’s eligibility or vesting under any long term incentive plan provided by Purchaser or its Affiliates.

(e) During the 12 months immediately following the Closing Date, each Transferred Employee shall be eligible to earn vacation, sick and paid time off days that such Transferred Employee would have been eligible to earn under plans of Sellers and its Affiliates during the calendar year in which the Closing takes place, less any such paid time off days that such Transferred Employee used prior to the Effective Hire Date or was paid for pursuant to this Section 5.09(e). Such vacation, sick and paid time off days shall accrue during such 12 month period at the same rate as they would have accrued under plans of Sellers and its Affiliates during the calendar year in which the Closing takes place. On the Closing Date, Sellers shall pay in cash to all Transferred Employees all accrued but unused vacation, sick leave and paid time off benefits, and Purchaser and its Affiliates shall not assume, and Sellers will be solely responsible for, any and all such Liabilities. Purchaser and its Affiliates shall credit all Transferred Employees with unpaid time off equal to the number of days (full and partial) for which Transferred Employees were paid pursuant to the preceding sentence. All such unpaid time off credits must be used in the calendar year in which the Closing occurs and will be forfeited on the last day of such year. For all purposes other than the foregoing, including but not limited to benefits, such days shall be treated as paid time off.

(f) For a period of 12 months immediately following the Closing Date, Purchaser shall provide to the Transferred Employees the severance benefits set forth on Schedule 5.09(f).

(i) The amount of each Transferred Employee’s annual incentive bonus through the Closing Date shall be accrued based on the target bonus established by the applicable Seller or Affiliate of Sellers that employed such Transferred Employee under the applicable bonus plan, policy or program for the calendar year in which the Effective Hire Date occurs (net of any amounts previously paid by Seller pursuant to (v) below, the “Accrued Bonus Amount”). During the 12-month comparability period immediately following the Closing Date, Purchaser shall accrue each Transferred Employee’s annual incentive bonus at the bonus target set forth in such Transferred Employee’s offer letter (“Purchaser’s Accrued Bonus Amount”).

(ii) For the calendar year in which the Closing Date occurs, provided that the Transferred Employee has not voluntarily terminated his or her employment with Purchaser or its Affiliates or been terminated for cause prior to the applicable bonus payout date, Purchaser shall pay each Transferred Employee an annual bonus equal to the sum of such Transferred Employee’s Accrued Bonus Amount and the Purchaser’s Accrued Bonus Amount for the number of days between the Closing Date and the end of the calendar year.

(iii) For the calendar year after the year in which the Closing Date occurs, provided that the Transferred Employee has not voluntarily terminated his or her employment with Purchaser or its Affiliates or been terminated for cause prior to the applicable bonus payout date, Purchaser shall pay each Transferred Employee an annual bonus equal to the sum of the Purchaser’s Accrued Bonus Amount for the period of time that the calendar year fell within the comparability period plus such additional amount that Purchaser in its discretion deems appropriate for the period of the calendar year after the end of the comparability period.

(iv) If a Transferred Employee voluntarily terminates his or her employment with Purchaser or its Affiliates or is terminated for cause prior to a bonus payout date, the Transferred Employee will not be eligible to receive a bonus award on that bonus payout date. If a Transferred Employee’s employment with Purchaser or its Affiliates is involuntarily terminated for reasons other than cause prior to a bonus payout date for a calendar year that includes part of the comparability period, the Transferred Employee’s bonus award will be prorated for the period of time during the calendar year that the Transferred Employee remained an employee of Purchaser or its Affiliates, except if the involuntary termination occurs in the same calendar year as the Closing Date, in which case the Transferred Employee’s bonus award will be prorated for the period of time during the calendar year that the Transferred Employee remained an employee of such Seller or its Affiliates, on the one hand, or Purchaser or its Affiliates, on the other hand.

(v) In the event the Closing occurs after March 15, 2012, on March 15, 2012, such Seller or its Affiliates shall pay each Transferred Employee a bonus for calendar year 2011 to be determined by such Seller in its discretion under the terms of such Seller’s or its Affiliate’s applicable bonus plans. If the Closing occurs between March 16, 2012, and December 31, 2012, Sections 5.09(f)(i), (ii) and (iii) above will apply to the Transferred Employees’ annual incentive bonuses to be paid in 2013 and 2014 for calendar years 2012 and 2013, respectively.

(g) Except as otherwise specifically provided in this Agreement or in any of the Ancillary Agreements:

(i) Such Seller shall assume sole liability for all salary, commissions and other compensation and benefits of any kind due any Subject Employee on account of employment by such Seller or its Affiliates before the Effective Hire Date;

(ii) Purchaser shall assume sole liability for all salary, commissions and other compensation and benefits of any kind earned on and after the Effective Hire Date by any Transferred Employee;

(iii) Such Seller shall be solely responsible for all severance obligations under Seller’s severance plans to Subject Employees who do not timely accept an offer of a Comparable Position made by Purchaser pursuant to Section 5.09(a);

(iv) Purchaser shall be solely responsible for all severance obligations to Subject Employees who are not offered a Comparable Position by Purchaser pursuant to Section 5.09(a) and shall reimburse such Seller or its Affiliates for any notice and severance pay or benefits provided by such Seller or its Affiliates to such Subject Employee;

(v) Notwithstanding anything to the contrary, neither Purchaser nor its Affiliates shall assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trust relating to, any assets of, or any insurance, administration or other contracts pertaining to any of Seller’s Benefit Plans;

(vi) Notwithstanding anything else in this Agreement, such Seller shall be solely responsible for all claims, suits, actions or litigation arising from or in connection with the employment of any Transferred Employee prior to the Effective Hire Date; and

(vii) Notwithstanding anything else in this Agreement, Purchaser shall be solely responsible for all claims, suits, actions or litigation arising from or in connection with the employment of any Transferred Employee on or after the Effective Hire Date or the offer of employment by Purchaser to any Subject Employee, other than as set forth above in Section 5.09(g)(iii).

(h) Except as otherwise provided in clauses (a) – (f) of this Section 5.09, nothing herein is intended to limit the right of Purchaser (x) to terminate the employment of any Transferred Employee at any time, (y) to change or terminate any incentive compensation or employee benefit plan or arrangement at any time and in any manner or (z) to change or modify the terms or conditions of employment for any of their employees.

(i) Purchaser shall be responsible for providing the continuation of group health coverage required under section 4980B(f) of the Code to any Transferred Employees (and such Transferred Employees’ qualified beneficiaries) whose “qualifying event” within the meaning of section 4980B(f) of the Code occurs after the Closing Date. Sellers shall be responsible for providing the continuation of group health coverage required under section 4980B(f) of the Code to any Subject Employees or former employees of any Seller or its, or their, Affiliates who are not Transferred Employees (and such Subject Employees’ or former employees’ qualified beneficiaries) whose “qualifying event” within the meaning of section 4980B(f) of the Code occurs before, on or after the Closing Date.

(j) Without limiting the generality of Section 13.09, this Section 5.09 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.09, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 5.09 and no provision of this Section 5.09 will create any third party beneficiary rights in any Subject Employee in respect of continued employment (or resumed employment) or service or any other matter.

Section 5.10. Subsequently Identified Contracts.

(a) If, after the date hereof, Sellers identify any BOLI/COLI Policies issued or underwritten at the direction of HLPP (or any related supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates and ancillary agreements in connection therewith) that were issued prior to and are in- force as of the date hereof but were not set forth on Schedule 1.01(c), Sellers shall notify Purchaser in writing of such BOLI/COLI Policies and Purchaser will have the option to consent (such consent not to be unreasonably conditioned, withheld or delayed) to include such BOLI/COLI Policy as an Administered Contract, and upon any such consent Schedule 1.01(c) will be deemed to have been revised to include such accepted Contracts or BOLI/COLI Policies. At Closing, the parties hereto shall update Schedule 1.01(c) for items of the type described in clause (b) of the definition of BOLI/COLI Contracts.

(b) If, after the date hereof, Sellers identify any GAC Agreements (or any related supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates and ancillary agreements in connection therewith) that were issued prior to and are in-force as of the date hereof but were not set forth on Schedule 1.01(e), Sellers shall notify Purchaser of such GAC Agreements and Purchaser will have the option to consent (such consent not to be unreasonably conditioned, withheld or delayed) to include such GAC Agreements as an Administered Contract, and upon any such consent Schedule 1.01(e) will be deemed to have been revised to include such GAC Agreements. At Closing, the parties hereto shall update Schedule 1.01(e) for items of the type described in clause (b) of the definition of GAC Agreements.

(c) If, after the date hereof, Sellers identify any HNW Policies (or any related supplements, endorsements, enhancement letters, riders, applications, enrollment forms, certificates and ancillary agreements in connection therewith) that were issued prior to and are in-force as of the date hereof but were not set forth on Schedule 1.01(g), Sellers shall notify Purchaser of such HNW Policies and Purchaser will have the option to consent (such consent not to be unreasonably conditioned, withheld or delayed) to include such HNW Policies as an Administered Contract, and upon any such consent Schedule 1.01(g) will be deemed to have been revised to include such HNW Policies. At Closing, the parties hereto shall update Schedule 1.01(g) for items of the type described in clause (b) of the definition of HNW Contracts.

Section 5.11. Investment Management.

Subject to Applicable Law, until the tenth anniversary of the Closing Date, Purchaser shall not, and shall cause its Affiliates not to, encourage any Contractholder to move its assets out of any portfolio managed by HIMCO, including the division known as the “HIMCO Division”.

Section 5.12. Certain Term Sheet and Schedules to Exhibits

Purchaser and Sellers shall each use their reasonable best efforts and shall cooperate with each other and negotiate in good faith and consistent with the intent of the parties set forth below to finalize, as soon as reasonably practicable after the date hereof, (a) what is designated as “Schedule F” to the Administrative Services Agreement, (b) what is designated as “Schedule 2.01” to the Transition Services Agreement, (c) the General Account COLI Services Agreement, (d) the Woodbury/UIT Services Agreement and (e) any modifications with respect to the Broker Dealer Agreement necessary for the agreement to comply with Applicable Law. The intent of the parties in finalizing what is designated as “Schedule F” to the Administrative Services Agreement would be to include on such schedule a fair and accurate description of those services historically conducted in connection with the Business (whether by the Subject Employees or otherwise) in the same scope as historically conducted. The intent of the parties in finalizing what is designated as “Schedule 2.01” to the Transition Services Agreement would be (i) to move the services described in the Woodbury/UIT Services Agreement Term Sheet to the Woodbury/UIT Services Agreement, (ii) populate the “Duration” column with Purchaser’s requested duration for services for which Purchaser desires a shorter duration than the duration of the Transition Services Agreement and (iii) populate the “Annual Cost” column, upon specific request by Purchaser or Sellers, with an amount intended to reflect the Costs (as defined in the Transition Services Agreement) of the Services. The intent of the parties in completing each of the General Account COLI Services Agreement and the Woodbury/UIT Services Agreement is reflected in the respective term sheets.

ARTICLE VI.

CONDITIONS PRECEDENT

TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser under this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Purchaser to the extent permitted by Applicable Law:

Section 6.01. Representations, Warranties and Covenants. (a) (i) The representations and warranties of Sellers contained in Sections 3.01 (Organization, Standing and Authority), 3.02 (Authorization; Binding Effect), 3.03 (No Conflict or Violation, Etc.) and 3.18 (Brokers) shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except, in each case, that any such representations and warranties that are given as of a particular date contained therein and relate solely to a particular date or period shall be true and correct in all respects as of such date or period and (ii) the other representations and warranties of Sellers contained in this Agreement shall be true and correct (without giving effect to any limitations as to materiality or “Seller Material Adverse Effect” contained therein) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except, in each case, that any such representations and warranties that are given as of a particular date and relate solely to a particular date or period shall be true and correct as of such date or period, except, in the case of this clause (ii) only, where the failure to be so true and correct would not, individually or in the aggregate, result in, or be reasonably expected to result in, a Seller Material Adverse Effect.

(b) Each Seller shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date (or otherwise cured any noncompliance).

(c) On the Closing Date, each Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed by an executive officer of such Seller, as to the matters set forth in this Section 6.01.

Section 6.02. Secretary’s Certificate. Each Seller shall have delivered to Purchaser a certificate of the secretary or assistant secretary of such Seller, dated as of the Closing Date, as to the resolutions of the Board of Directors of such Seller authorizing the execution, delivery and performance of the agreements to which it is a party, as to the status and signature of each of its officers who executed and delivered the agreements to which it is a party and any other document delivered by it in connection with the consummation of the transactions contemplated by this Agreement and as to its organizational documents and good standing.

Section 6.03. Other Agreements. The Ancillary Agreements to which any Seller or any of its respective Affiliates is a party shall have been duly executed and delivered by such Seller or such Affiliate as the case may be on the Closing Date and each of such agreements and instruments shall be in full force and effect with respect to such Seller or such Affiliate on the Closing Date.

Section 6.04. Governmental and Regulatory Consents and Approvals. All filings required to be made prior to the Closing Date with, and all Permits required to be obtained prior to the Closing Date from, Governmental Entities in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by any Ancillary Agreement shall have been made or obtained and shall be in full force and effect, specifically including those described in Schedule 6.04.

Section 6.05. No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, other order or decree or other legal restraint or prohibition shall be pending, threatened or issued by any Governmental Entity that prevents or enjoins or which would reasonably be expected to prevent or enjoin the consummation of any of the transactions contemplated hereby or by any Ancillary Agreement.

Section 6.06. No Seller Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 6.07. Threshold Closing Asset Value. On the Closing Date, Aggregate Closing Asset Value shall be not less than 88 percent (88%) of Aggregate Opening Asset Value.

ARTICLE VII.

CONDITIONS PRECEDENT

TO THE OBLIGATIONS OF SELLERS

The obligations of Sellers under this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Sellers to the extent permitted by Applicable Law:

Section 7.01. Representations, Warranties and Covenants.

(a) (i) The representations and warranties of Purchaser contained in Sections 4.01 (Organization, Standing and Authority), 4.02 (Authorization; Binding Effect), 4.03 (No Conflict or Violation, Etc.) and 4.07 (Brokers) shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except, in each case, that any such representations and warranties that are given as of a particular date contained therein and relate solely to a particular date or period shall be true and correct in all respects as of such date or period and (ii) the other representations and warranties of Purchaser contained in this Agreement shall be true and correct (without giving effect to any limitations as to materiality or “Purchaser Material Adverse Effect” contained therein) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except, in each case, that any such representations and warranties that are given as of a particular date and relate solely to a particular date or period shall be true and correct as of such date or period, except, in the case of this clause (ii) only, where the failure to be so true and correct would not, individually or in the aggregate, result in, or be reasonably expected to result in, a Purchaser Material Adverse Effect.

(b) Purchaser shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date (or otherwise cured any noncompliance). In particular, Purchaser shall have paid to HLIC or its designee the Purchase Price.

(c) On the Closing Date, Purchaser shall have delivered to each Seller a certificate dated as of the Closing Date and signed by an executive officer of Purchaser as to the matters set forth in this Section 7.01.

Section 7.02. Secretary’s Certificate. Purchaser shall have delivered to each Seller a certificate of the secretary or assistant secretary of Purchaser, dated as of the Closing Date, as to the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery and performance of the agreements to which it is a party, as to the status and signature of each of its officers who executed and delivered the agreements to which it is a party and any other document delivered by it in connection with the consummation of the transactions contemplated by this Agreement, and as to its organizational documents and good standing.

Section 7.03. Other Agreements. The Ancillary Agreements to which Purchaser or any of its Affiliates is a party shall have been duly executed and delivered by Purchaser or such Affiliate, as the case may be, on the Closing Date and each of such agreements and instruments shall be in full force and effect with respect to Purchaser or such Affiliate on the Closing Date.

Section 7.04. Governmental and Regulatory Consents and Approvals. All filings required to be made prior to the Closing Date with, and all Permits required to be obtained prior to the Closing Date from, Governmental Entities in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by any Ancillary Agreement shall have been made or obtained and shall be in full force and effect, specifically including those described in Schedule 7.04.

Section 7.05. No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, other order or decree or any other legal restraint or prohibition shall be pending, threatened or issued by any Governmental Entity that prevents or enjoins or which is reasonably likely to prevent or enjoin the consummation of any of the transactions contemplated hereby or by any Ancillary Agreement.

Section 7.06. No Purchaser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

ARTICLE VIII.

FURTHER AGREEMENTS

Section 8.01. Post-Closing Access to Books and Records. Confidentiality.

(a) Following the Closing Date and during the applicable document retention period, Purchaser shall afford, and shall cause its Affiliates to afford, to each Seller and any of its Affiliates, and their respective Representatives, during normal business hours and subject to all site-based rules governing the conduct of business visitors, the right to examine and make copies of the Books and Records of Purchaser and its Affiliates (whether prepared before or after the Closing) to the extent relating to the Business (and in the possession or control of Purchaser or any of its Affiliates) and reasonable access to relevant personnel, auditors, accountants and other advisors of Purchaser and any of its Affiliates for any reasonable business purpose, including (i) the preparation of financial statements, (ii) the presentation of filings and submissions to regulatory authorities and other Governmental Entities, (iii) responding to regulatory inquiries or other regulatory purposes, (iv) the preparation of Tax Returns or in connection with any Action with a Governmental Entity or any Third Party Claim with respect to any Tax matter relating to the Transferred Assets, the Business or the Administered Contracts; provided that, subject to Section 11.03(c)(iv), Purchaser and its Affiliates will not be required to provide any Tax Return or any other Tax information unless such Tax Return or Tax information relates solely to the Business, and (v) the investigation, arbitration, litigation and final disposition of any claims which may have been or may be made against such Seller or such Affiliates in connection with the Business or which such Seller or such Affiliates may make with respect to the Business; provided, further, that such access shall not unreasonably interfere with the normal operations of the Business. Each Seller and its Affiliates shall have the right to duplicate, at their own cost, all Books and Records referred to in this Section 8.01(a) and shall reimburse Purchaser for all reasonable cost and expenses (including costs incurred to redact unrelated information contained in such Books and Records) incurred in connection with permitting such access pursuant to this Section 8.01(a).

(b) Following the Closing Date and during the applicable document retention period, Sellers shall afford, and shall cause their Affiliates to afford, to Purchaser, and their Representatives and Affiliates, during normal business hours and subject to all site-based rules governing the conduct of business visitors, the right to examine and make copies of the Business Books and Records and reasonable access to relevant personnel, auditors, accountants and other advisors of Sellers and their Affiliates for any reasonable business purpose, including (i) the preparation of financial statements, (ii) the preparation of filings and submissions to regulatory authorities and other Governmental Entities, (iii) responding to regulatory inquiries or other regulatory purposes, (iv) the preparation of Tax Returns, in connection with any Action with a Governmental Entity or any Third Party Claim with respect to any Tax matter relating to the Transferred Assets, the Business or the Administered Contracts the making of any Tax elections, or to the extent needed so as to permit Purchaser and its Affiliates to comply with the terms of this Agreement and the Ancillary Agreements with respect to Tax matters; provided that, subject to Section 11.03(c)(iv), such Seller and its Affiliates will not be required to provide any Tax Return or any other Tax information unless such Tax Return or Tax information relates solely to the Business (excluding the Retained Business), (v) the investigation, arbitration, litigation and final disposition of claims which may have been or may be made against Purchaser or such Affiliates in connection with the Business or which Purchaser or such Affiliates may make with respect to the Business, and (vi) complying with their obligations and enforcing their rights under the Administrative Services Agreement and the other Ancillary Agreements; provided that such access shall not unreasonably interfere with the normal operations of the business of Sellers and their Affiliates. Purchaser and its Affiliates shall have the right to duplicate, at their own cost, all Books and Records referred to in this Section 8.01(b) and shall reimburse Sellers for all reasonable costs and expenses (including costs incurred to redact unrelated information contained in such Books and Records) incurred in connection with permitting such access pursuant to this Section 8.01(b).

Section 8.02. Use of Names.

(a) All of any Seller’s or its Affiliates’ rights to the names and marks included in the Transferred Intellectual Property shall be transferred to Purchaser on the Closing Date, and none of Purchaser, nor any of its Affiliates shall acquire any rights to any other names and marks used by any Seller or its Affiliates.

(b) Notwithstanding any inference contained herein or prior course of conduct to the contrary, except as expressly provided in the Administrative Services Agreement, in no event shall Purchaser or any of its Affiliates have any right to use, nor shall Purchaser or any of its Affiliates use, any of the names, acronyms, registered or unregistered trademarks, trade names, service marks, Internet domain names or URLs, and applications and registrations therefor, that are owned by any Seller or any of its Affiliates, including and set forth in Schedule 8.02(b), or any other name, term or identification that is likely to cause confusion due to its similarity to any of the foregoing.

(c) Purchaser, and each Seller acknowledge and agree that, in addition to any other available remedies, at law or otherwise, such Seller shall be entitled to seek an injunction issued by a court of competent jurisdiction restraining and enjoining any violation of this Section 8.02.

Section 8.03. Non-Solicitation; Non-Hire.

(a) During the period starting on the Closing Date and ending on the date that is the second anniversary of the Closing Date (the “Restricted Period”), no Seller shall, and each Seller shall cause its Affiliates (each of Sellers and their entity Affiliates, a “Seller Entity”) not to, directly or indirectly employ or attempt to employ any managerial, technical or professional Transferred Employee without the prior written consent of Purchaser; provided that the foregoing shall not restrict any Seller Entity from soliciting through general advertisements, solicitations or other general circulation materials or through third party recruiter, employment agency, search firm or similar contacts (provided that such recruiters and similar Persons have not been advised to contact Purchaser’s or its Affiliates’ agents or employees) or offering employment to or employing any person who responds to such methods of solicitation. This restriction shall not apply to any Transferred Employees who have been terminated by Purchaser or its Affiliates due to a reduction in force, position elimination or redundancy.

(b) During the Restricted Period, Purchaser shall not, and it shall cause its Affiliates not to, directly or indirectly employ or attempt to employ any managerial, technical or professional employee of any Seller or its Affiliates who is not a Subject Employee without the prior written consent of the applicable Seller or its Affiliates; provided that the foregoing shall not restrict Purchaser or any of its Affiliates from soliciting through general advertisements, solicitations or other general circulation materials or through third party recruiter, employment agency, search firm or similar contacts (provided that such recruiters and similar Persons have not been advised to contact Sellers’ or their Affiliates’ agents or employees) or offering employment to or employing any person who responds to such methods of solicitation. This restriction shall not apply to employees who have been terminated by Sellers or their Affiliates due to a reduction in force, position elimination or redundancy.

Section 8.04. Non-Competition.

(a) During the Restricted Period, each Seller shall not, and shall cause its Affiliates not to, engage in any Restricted Business in the Applicable Territory, provided, however, that the foregoing limitation shall not apply to the conduct by either Seller or its Affiliates of any Restricted Business in the Applicable Territory to the extent related to any new life insurance or annuity contract issued after the date hereof that becomes an “Administered Contract” hereunder and under the Administrative Services Agreement.

(b) Notwithstanding the restrictions set forth in Section 8.04(a), (i) any Seller Entity may, subject to Section 8.04(c), acquire (whether by way of merger or stock or asset acquisition or otherwise) or own any Person that engages in the Restricted Business, (ii) nothing in this Agreement precludes the transactions contemplated by this Agreement, the Ceded Reinsurance Agreements or the Administrative Services Agreement (including Sellers’ rights to engage in the business of being an insurer with respect to the Retained Business and exercising rights with respect to the Administered Contracts so long as such activity is not inconsistent with the Administrative Services Agreement or any other Transaction Agreement (excluding this Section 8.04)) and (iii) no Seller Entity (including any Seller) shall be bound by or subject to the restrictions contained in this Section 8.04 following any direct or indirect sale of such Seller Entity (whether as an entity or as a group, whether by way of merger or stock or asset acquisition, spin-off or otherwise, including as a result of an indirect change of control) to any Person that is not, as of the date of such sale, an Affiliate of Sellers’ ultimate parent company as of the Closing Date.

(c) If, during the period of 18 months following the Closing Date, any Seller Entity acquires (whether by way of merger or stock or asset acquisition or otherwise), directly or indirectly, any Person or business (an “Acquired Business”) and such Acquired Business derived more than 25% of its net earnings for its most recent fiscal year from the Restricted Business in the Applicable Territory, then Sellers shall, or shall cause the relevant Seller Entity to, sell, spin off or otherwise divest itself (or enter into an agreement to sell, spin off or otherwise divest itself) of the portion of the division, unit or Person related to the Acquired Business that engages in the Restricted Business within 12 months of the closing of the acquisition of such Acquired Business; provided. however, that Sellers shall provide notice to Purchaser of such acquisition promptly after closing and shall permit Purchaser the opportunity to participate in the process of such divestiture; provided, further, that the foregoing obligation to sell, spin off or otherwise divest an Acquired Business shall not apply to any acquisitions where the purchase price of the Acquired Business is equal to or greater than $750,000,000.

Section 8.05. Blue Pencil; Remedies.

(a) The parties recognize that the laws and public policies of the various States of the United States of America may differ as to the validity and enforceability of covenants similar to those set forth in Sections 8.03 and 8.04. It is the intention of the parties that the provisions of Sections 8.03 and 8.04 be enforced to the fullest extent permissible under the laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such laws or policies) of any provisions of Sections 8.03 and 8.04 will not render unenforceable or impair the remainder of the provisions of Sections 8.03 and 8.04. Accordingly, if at the time of enforcement of any provision of Sections 8.03 and 8.04, a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area reasonable under such circumstances will be substituted for the stated period, scope or geographical area, and that such court will be allowed to revise the restrictions contained herein to cover the maximum period, scope and geographical area permitted by Applicable Law.

(b) Each party expressly acknowledges that the restrictive covenants set forth in Sections 8.03 and 8.04, including the geographic scope and duration of such covenants, are necessary in order to protect and maintain the proprietary interests and other legitimate business interests of Sellers or Purchaser, as the case may be, and their respective Affiliates, that, but for these covenants, the parties would not have entered into this Agreement, and that any violation thereof could result in irreparable injury to Sellers or Purchaser, as the case may be, and their respective Affiliates that would not be readily ascertainable or compensable in terms of money, and therefore each party and its Affiliates will be entitled to temporary, preliminary and permanent injunctive relief as well as damages, which rights will be cumulative and in addition to any other rights or remedies to which it may be entitled. Each party further agrees that if it is determined that it has intentionally in bad faith breached the terms of Section 8.03 or Section 8.04, the non-breaching party and its Affiliates will be entitled to recover from the breaching party all costs and reasonable attorneys’ fees incurred as a result of its attempts to redress such breach or to enforce its rights and protect its legitimate interests. The provisions of Sections 8.03 and 8.04 constitute independent covenants that will not be affected by the performance or nonperformance of any other provision of this Agreement, any Ancillary Agreement or any other document contemplated hereby or thereby.

Section 8.06. Confidentiality.

(a) Sellers shall maintain the confidentiality of, and shall cause their Affiliates and Representatives to maintain the confidentiality of, all information obtained by Sellers or their Affiliates pursuant to Section 8.01(a) or Section 11.03, and all originals of Business Books and Records retained by Sellers pursuant to Section 2.02 (collectively, “Purchaser Confidential Information”), using procedures no less rigorous than those used to protect and preserve the confidentiality of their own similar proprietary information. The term “Purchaser Confidential Information” does not include any information that: (i) at the time of disclosure or thereafter is generally available to and known by the public other than by way of a wrongful disclosure by Sellers, their Affiliates or their Representatives or (ii) was or becomes available on a non-confidential basis from a source other than Sellers, their Affiliates or their Representatives, provided that to Sellers’ and its Affiliates’ knowledge such source is not and was not prohibited from transmitting the information by a contractual, legal, fiduciary or other obligation. In no event may Sellers or their Affiliates use less than a reasonable degree of care to protect and preserve the Purchaser Confidential Information, and Sellers shall not, and shall cause their Affiliates not to, without Purchaser’s prior written consent: (A) transfer or disclose any Purchaser Confidential Information to any third party, other than Representatives who have a need to know such information in connection with the performance of Sellers’ or their Affiliates’ obligations under this Agreement or the Ancillary Agreements or in connection with the Business or as required under Applicable Law; (B) use any of the Purchaser Confidential Information for any purpose other than the performance of Sellers’ or their Affiliates’ obligations under this Agreement or the Ancillary Agreements or in connection with the Business or as required under Applicable Law; or (C) take any other action with respect to the Purchaser Confidential Information inconsistent with the confidential and proprietary nature of such information. Sellers hereby assume full responsibility for any breach of this Section 8.06(a) by any of their or their Affiliates’ Representatives. If Sellers or their Affiliates are requested or required to disclose any of the Purchaser Confidential Information pursuant to Applicable Law, Sellers shall, if lawfully permitted to do so, provide prompt notice of such Applicable Law to Purchaser so that Purchaser may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 8.06(a). If Purchaser chooses not to seek, or is not successful in obtaining, a protective order or other appropriate remedy and Sellers are, in the opinion of their counsel, compelled to disclose such Purchaser Confidential Information under pain of liability for contempt of court or other censure or liability, or if Purchaser waives compliance with the provisions of this Section 8.06(a) in writing, Sellers may disclose, without liability hereunder, such Purchaser Confidential Information in accordance with, but solely to the extent that such disclosure is, in the opinion of its counsel, necessary to comply with, Applicable Law or as otherwise contemplated by such waiver.

(b) Purchaser shall maintain the confidentiality of, and shall cause its Affiliates and Representatives to maintain the confidentiality of, all information obtained by Purchaser or its Affiliates pursuant to Section 5.02, Section 8.01(b) or Section 11.03 (collectively, “Seller Confidential Information”), using procedures no less rigorous than those used to protect and preserve the confidentiality of their own similar proprietary information. The term “Seller Confidential Information” does not include any information that: (i) at the time of disclosure or thereafter is generally available to and known by the public other than by way of a wrongful disclosure by Purchaser, its Affiliates or their Representatives or (ii) was or becomes available on a non-confidential basis from a source other than Purchaser, its Affiliates or its Representatives, provided that to Purchasers’ and its Affiliates’ knowledge, such source is not and was not prohibited from transmitting the information by a contractual, legal, fiduciary or other obligation. In no event may Purchaser or its Affiliates use less than a reasonable degree of care to protect and preserve the Seller Confidential Information, and Purchaser shall not, and shall cause its Affiliates not to, without Sellers’ prior written consent:

(A) transfer or disclose any Seller Confidential Information to any third party, other than Representatives who have a need to know such information in connection with the performance of Purchaser’s or its Affiliates’ obligations under this Agreement or the Ancillary Agreements or in connection with the Business or as required under Applicable Law; (B) use any of the Seller Confidential Information for any purpose other than the performance of Purchasers’ or its Affiliates’ obligations under this Agreement or the Ancillary Agreements or in connection with the Business or as required under Applicable Law; or (C) take any other action with respect to the Seller Confidential Information inconsistent with the confidential and proprietary nature of such information. Purchaser hereby assumes full responsibility for any breach of this Section 8.06(b) by any of its or its Affiliates’ Representatives. If Purchaser or its Affiliates are requested or required to disclose any of the Seller Confidential Information pursuant to Applicable Law, Purchaser shall, if lawfully permitted to do so, provide prompt notice of such Applicable Law to Seller so that Sellers may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 8.06(b). If Sellers choose not to seek, or are not successful in obtaining, a protective order or other appropriate remedy and Purchaser is, in the opinion of its counsel, compelled to disclose such Seller Confidential Information under pain of liability for contempt of court or other censure or liability, or if Sellers waive compliance with the provisions of this Section 8.06(b) in writing, Purchaser may disclose, without liability hereunder, such Seller Confidential Information in accordance with, but solely to the extent that such disclosure is, in the opinion of its counsel, necessary to comply with, Applicable Law or as otherwise contemplated by such waiver.

ARTICLE IX.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS

Section 9.01. Survival of Representations and Warranties and Covenants. All representations and warranties contained in this Agreement and all covenants and agreements contained in this Agreement to be fully performed or complied with at or prior to the Closing Date shall survive the Closing solely for purposes of Sections 10.01(a), 10.01(b), 11.01(a) and 11.01(b) and shall terminate and expire at the close of business on the date that is 18 months after the Closing Date, except that (i) the representations and warranties contained in Sections 3.01 (Organization, Standing and Authority), 3.02 (Authorization; Binding Effect), 3.03 (No Conflict or Violation, Etc.), and 3.18 (Brokers), 4.01 (Organization, Standing and Authority), 4.02 (Authorization; Binding Effect) and 4.07 (Brokers) shall survive indefinitely, (ii) the representations and warranties contained in Sections 3.11 (General Tax Representations) and 3.19 (Employee Benefit Plans) shall survive until 60 days after the expiration of all applicable statutes of limitations, including extensions thereof under Applicable Law, (iii) the Product Tax Representations shall survive until the earlier of (x) the date that is the third anniversary of the Closing Date and (y) the Early Termination Date and (iv) the representations and warranties contained in the first sentence of Section 3.06(a) and clauses (a) (other than the last sentence thereof), (c) and (e) and the last sentence of clause (d) of Section 3.17 (Technology and Intellectual Property) shall survive until the third anniversary of the Closing. The covenants and agreements contained in this Agreement to be performed or complied with after the Closing Date shall survive until fully performed or complied with.

ARTICLE X.

INDEMNIFICATION

Section 10.01. Obligation to Indemnify.

(a) From and after the Closing, and subject to the limitations set forth in Article IX and this Article X, each Seller shall, severally and not jointly, defend, indemnify and hold harmless Purchaser and its directors, officers and employees, Representatives and Affiliates and their heirs, successors and permitted assigns (the “Purchaser Indemnified Parties”) from, against and in respect of all Losses imposed on, sustained, incurred or suffered by, or asserted against any of the Purchaser Indemnified Parties, to the extent resulting from, arising out of or relating to:

(i) any breach of or inaccuracy in any of the representations and warranties of such Seller contained in this Agreement (other than the representations and warranties contained in Sections 3.11 and 3.12, which are subject to the provisions of Article XI), determined without regard to any qualifications or references to “Seller Material Adverse Effect,” “material” or any other materiality qualifications or references contained in any specific representation or warranty other than as contained in Sections 3.05(p) or 3.26;

(ii) any breach, violation or non-fulfillment of any of the covenants and agreements of such Seller contained in this Agreement (other than any such covenants or agreements relating to Taxes, which are subject to the provisions of Article XI); or

(iii) any Excluded Liabilities.

The preceding clauses (i) through (iii) and 11.01(a)(i) through (iv) are subject to the following qualifications and limitations to the extent provided in such qualifications and limitations:

(A) Sellers shall have no liability under clause (i) of this Section 10.01(a) unless the aggregate of all Losses for which Sellers collectively would, but for this subclause (A), be liable exceeds $600,000, and then, only to the extent of any such excess; provided that the limitations to Sellers’ obligations to indemnify set forth in this subclause (A) shall not apply to Losses resulting from, arising out of or relating to any breach or inaccuracy of the representations and warranties set forth in Sections 3.26;

(B) the maximum amount for which Sellers collectively shall be liable under clause (i) of this Section 10.01(a) shall not exceed, in the aggregate, an amount equal to 15% of the Purchase Price; provided that the limitations to Sellers’ obligations to indemnify set forth in the immediately preceding subclause (A) and this subclause (B) shall not apply to Losses resulting from, arising out of or relating to any breach or inaccuracy of the representations and warranties set forth in Sections 3.01, 3.02, 3.06 or 3.18;

(C) no Purchaser Indemnified Party will have the right to bring a claim for indemnity under clauses (ii) or (iii) of Section 10.01(a) or under clauses (i) or (iii) of Section 11.01(a) to the extent such claim relates to an actual or alleged Product Tax Failure, including with respect to any breach or non-fulfillment of the covenants and agreements of Sellers contained in this Agreement relating to any actual or alleged Product Tax Failure; and

(D) the limitations on Sellers’ obligations to indemnify the Purchaser Indemnified Parties set forth in the preceding subclauses (A) through (C) shall not apply to Losses resulting from, arising out of or relating to any claim involving fraud, willful misconduct or gross negligence of Sellers or their Affiliates.

Sellers’ obligations under this Article X and Article XI are in addition to their respective obligations under the Administrative Services Agreement, provided that in no event shall the Purchaser Indemnified Parties be entitled to multiple recoveries for the same Loss.

(b) From and after the Closing, and subject to the limitations set forth in Article IX and this Article X, Purchaser shall defend, indemnify and hold harmless each Seller and its directors, officers and employees, Representatives and Affiliates and their heirs, successors and permitted assigns (the “Seller Indemnified Parties”) from, against and in respect of all Losses imposed on, sustained, incurred or suffered by, or asserted against any of the Seller Indemnified Parties to the extent resulting from, arising out of or relating to:

(i) any breach of or inaccuracy in any of the representations and warranties of Purchaser contained in this Agreement, determined without regard to any qualifications or references to “Purchaser Material Adverse Effect,” “material” or any other materiality qualifications or references contained in any specific representation or warranty;

(ii) any breach, violation or non-fulfillment of any of the covenants and agreements of Purchaser contained in this Agreement (other than any such covenants or agreements relating to Taxes, which are subject to the provisions of Article XI); or

(iii) all Assumed Liabilities.

The preceding clauses (i) through (iii) and 11.01 (b)(i) through (ii) are subject to the following qualifications and limitations to the extent provided in such qualifications and limitations:

(A) Purchaser shall have no liability under clause (i) of this Section 10.01(b) unless the aggregate of all Losses relating thereto for which Purchaser would, but for this proviso, be liable exceeds $600,000, and then, only to the extent of any such excess;

(B) the maximum amount for which Purchaser shall be liable under clause (i) of this Section 10.01(b) shall not exceed, in the aggregate, an amount equal to 15% of the Purchase Price (provided that the limitations on Purchaser’s obligations to indemnify set forth in the immediately preceding subclause (A) and this subclause (B) shall not apply to any breach or inaccuracy of Sections 4.01, 4.02 or 4.07);

(C) no Seller Indemnified Party will have the right to bring a claim for indemnity under clause (ii) of Section 10.01(b) or under Section 11.01(b)(i) to the extent such claim relates to an actual or alleged Product Tax Failure, including with respect to any breach or non-fulfillment of the covenants and agreements of Purchaser contained in this Agreement relating to any actual or alleged Product Tax Failure; and

(D) the limitations on Purchaser’s obligations to indemnify the Seller Indemnified Parties set forth in the preceding subclauses (A) through (C) shall not apply to Losses resulting from, arising out of or relating to any claim involving fraud, gross negligence or willful misconduct of Purchaser or its Affiliates.

Purchaser’s obligations under this Article X are in addition to its or its Affiliates’ obligations under the Administrative Services Agreement, provided that in no event shall the Seller Indemnified Parties be entitled to multiple recoveries for the same Loss.

(c) Except for any indemnification pursuant to Section 11.01 (b), payment of any return of premium or the costs and expenses to adjust the terms of any Administered Contract, including the increase of any benefits thereunder, resulting from or arising out of any actual or alleged Product Tax Failure shall not be the responsibility of Purchaser or its Affiliates (except for the responsibility to administer such amounts under the Ancillary Agreements), and unless otherwise prohibited by Applicable Law, such return of premium or the cost or expense of adjusting the terms of such Administered Contract shall be paid first out of the Separate Accounts with respect to which such affected Administered Contract participates, and, in the event such amounts are insufficient, then from the General Account.

Section 10.02. Indemnification Procedures.

(a) Subject to Section 10.02(d), a Purchaser Indemnified Party or a Seller Indemnified Party seeking indemnification under this Agreement (the “Indemnified Party”) shall provide written notice to the party from which the Indemnified Party is seeking indemnification (the “Indemnifying Party”) of any claim or demand that it may have pursuant to this Article X or Article XI (a “Claim Notice”) as promptly as practicable after the Indemnified Party learns of such claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent such failure results in a lack of actual notice to the Indemnifying Party and the Indemnifying Party has been actually prejudiced as a result of such failure. Such Claim Notice shall (i) to the extent reasonably practicable contain a summary of the material facts underlying or related to such claim or demand then known by the Indemnified Party, including a reference to sections of this Agreement which form the basis for such claim or demand; (ii) attach copies of material written evidence thereof received from a third party to the date of such notice to the extent reasonably appropriate to enable the Indemnifying Party to assess the claim or demand; and (iii) to the extent reasonably practicable, set forth the estimated amount of the Losses that have been or reasonably may be sustained by an Indemnified Party. From and after the delivery of a Claim Notice with respect to a Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in good faith to enable the Indemnifying Party to assess the claim and shall deliver copies of all relevant notices and documents (including court or similar papers) received by the Indemnified Party relating to such claim or demand to the extent reasonably appropriate.

(b) (i) With respect to any Action (including any proposed or threatened claim, adjustment, or audit by a Tax Authority) instituted by a Person other than a Purchaser Indemnified Party or a Seller Indemnified Party against the Indemnified Party for which the Indemnifying Party may be obligated to indemnify hereunder (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so elects, to assume the defense of such Third Party Claim. The Indemnifying Party shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by any Governmental Entity, any court or arbitral proceedings or regulatory inquiry or investigation) from receipt of the Claim Notice with respect to a Third Party Claim (the “Notice Period”) to notify the Indemnified Party of its election to assume the defense of such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it elects to defend such Third Party Claim, it shall have the right to so defend, with counsel selected by the Indemnifying Party that is reasonably acceptable to the Indemnified Party, at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in the defense thereof, including the opportunity to participate in any discussions or correspondence with any Governmental Entity, and to employ counsel separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party controls the defense. The Indemnified Party shall participate in any such defense at its own expense unless the Indemnified Party has assumed such defense in compliance with Section 10.02(b)(ii), in which case all such expenses incurred by the Indemnified Party after such notice in connection with such defense shall be borne by the Indemnifying Party. All of the parties hereto shall cooperate in good faith in the defense or prosecution of a Third Party Claim. Such cooperation shall include (A) the controlling party using its reasonable best efforts to take all comments and proposals made by the non-controlling party into account in connection with all actions or non-actions, as the case may be, with respect to any matters covered by this Section 10.02, (B) the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and (C) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided that such cooperation shall not unreasonably interfere with the business or operations of such party. All out-of- pocket costs incurred or suffered by the Indemnified Party in connection with responding to, complying with or satisfying the Indemnified Party’s requests for cooperation shall be promptly reimbursed by the Indemnifying Party.

(ii) In the event that (x) the Indemnifying Party elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (y) the Indemnifying Party, after assuming the defense of a Third Party Claim, receives a written notice from the Indemnified Party to the effect that the Indemnifying Party has failed to conduct the defense of such Third Party Claim in a reasonably diligent manner and fails to correct any such failure within 30 Business Days following receipt of such notice, or (z) the Indemnified Party has available to it one or more defenses or counterclaims that are materially inconsistent with one or more of those that are available to the Indemnified Party with respect to such Third Party Claim, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for such Third Party Claim shall not be adversely affected by the sole fact that it has assumed the defense of such Third Party Claim.

(iii) Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall have no liability with respect to any compromise or settlement of such claims effected without its written consent (such consent not to be unreasonably withheld, conditioned or delayed). Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall not consent to the entry of judgment, admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) there is no statement or admission of fault, culpability or failure to act by or on behalf of the Indemnified Party, (B) there is no imposition of a consent order, decree or injunction that would restrict the future activity of the Indemnified Party or its Affiliates and (C) the sole relief provided by the Indemnified Party is monetary damages and a full, unconditional and complete release is provided by each claimant or plaintiff to the Indemnified Party and its Affiliates.

(c) After the Closing, the indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Sections 10.01(a)(i), 10.01(b)(i), 11.01(a)(iii) and 11.01(a)(iv) shall terminate when the applicable representation or warranty terminates pursuant to Article IX except as to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously delivered a Claim Notice satisfying the content requirements of Section 10.02(a).

(d) Subject to Section 8.05(b) and the non-monetary remedies described in Section 13.05(b) and to the terms and provisions of the Ancillary Agreements, from and after the Closing, the indemnities provided in Sections 10.01(a), 10.01(b), 11.01(a) and 11.01(b) shall be the sole and exclusive remedy of the Indemnified Party against the Indemnifying Party at law or equity for breaches of representations, warranties, covenants or agreements contained in this Agreement or in the certificates to be delivered pursuant to Sections 6.01(c) and 7.01(c); provided, however, that the foregoing shall not preclude any party from seeking or obtaining any remedy available at law or equity with respect to any claim involving fraud, willful misconduct or gross negligence.

(e) The amount of any Losses for which indemnification is provided under this Agreement shall (i) be net of any proceeds actually recovered by the Indemnified Party under insurance policies with respect to such Losses, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, and the Indemnified Party shall use its commercially reasonable efforts to effect any such recovery that may be available to it; (ii) be reduced to take account of any Tax benefit actually realized by the Indemnified Party arising directly from the incurrence or payment of any such Losses; and (iii) be increased to take into account any Tax detriment actually incurred by the Indemnified Party arising from the incurrence of any such Losses or from the receipt of the indemnification payment. To the extent that an Indemnifying Party has paid the Indemnified Party for a Loss pursuant to this Article X or Article XI, the Indemnified Party shall thereafter use commercially reasonable efforts for a reasonable period to effect recovery from insurers or other third parties with respect to such Loss and, to the extent the Indemnified Party actually receives an amount in recovery from such insurers or third party attributable to such paid Loss (net of any appropriate premiums or cost of recovery), shall promptly remit such net amount to the Indemnifying Party.

(f) The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the consideration under Section 2.01 unless otherwise required by Applicable Law.

(g) The Seller Indemnified Parties and the Purchaser Indemnified Parties shall be intended third party beneficiaries of the indemnification obligations of Purchaser, on one hand, and Sellers, on the other hand, respectively, in this Article X or Article XI.

(h) The Indemnified Party shall take, and shall cause its Affiliates to take, all commercially reasonable steps to mitigate any Losses upon and after becoming aware of any facts, matters, failures or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder; provided, however, that an Indemnified Party will not be required to take any action or step that is reasonably likely to result in a breach of the covenants set forth in this Agreement or any of the Ancillary Agreements.

(i) If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses and the Indemnified Party has the right to recover all or a part of such Losses from a third party based on the underlying claim asserted against the Indemnified Party, the Indemnified Party shall assign such of its rights to proceed against such third party for such Losses as are necessary to permit the Indemnifying Party to recover from such third party up to the amount of such indemnification payment.

(j) Subject to the limitations set forth in Section 11.03, Sellers may take appropriate actions to remediate or reduce Losses (including through the defense of claims brought by Contractholders’) for which Sellers are liable and Sellers shall have the right to assert all available defenses against a Contractholder with respect to any claim brought against Sellers by a Contractholder or with respect to an Administered Contract.

(k) To the extent a Purchaser Indemnified Party has a claim for indemnification that could be brought under Sections 11.01(a)(ii) and 11.01(a)(iv), such Purchaser Indemnified Party shall have the right to bring a claim for indemnity under both such sections; provided, that such Purchaser Indemnified Party may not recover twice for the same Loss.

ARTICLE XI.

TAX MATTERS

Section 11.01. Tax Indemnification.

(a) From and after the Closing, each Seller shall, severally and not jointly, defend, indemnify and hold harmless the Purchaser Indemnified Parties from, against and in respect of all Losses imposed on, sustained, incurred or suffered by, or asserted against any of the Purchaser Indemnified Parties, to the extent resulting from, arising out of or relating to:

(i) (A) Taxes imposed on or with respect to (x) any Seller or its Affiliates or (y) the assets of any Seller or its Affiliates, including all Taxes imposed on Seller or its Affiliates relating to or resulting from the operations or activities of the Retained Business or the income or gain from the Excluded Assets; (B) all Taxes for which any Seller or its Affiliates may be liable as a transferee or successor, by contract, by Applicable Law or otherwise; (C) Taxes imposed on or with respect to the Transferred Assets, the Administered Contracts, and the operation and activities of the Business for all taxable periods (or portions thereof) ending on or before the Closing Date; or (D) any breach or non-performance by Sellers or any of their Affiliates of any of the covenants set forth in this Agreement or the Ancillary Agreements that relate to any Tax matter, in each of the cases of the preceding clauses (A) through (D), other than any Losses to the extent resulting from, arising out of or relating to Purchaser Product Tax Liabilities; provided that, Losses indemnifiable pursuant to this clause (i) shall not include lost profits (including lost profits that would otherwise be taken into account in determining Losses in respect of diminution of value) or similar damages;

(ii) (A) any actual or alleged failure of any Administered Contract, at any time on or after the issuance of such Administered Contract, to comply with any Tax law with which such Administered Contract was (x) designed to comply, (y) purported by Sellers or their Affiliates to comply or (z) purported by any Producer at any time on or prior to the Effective Time or at any time thereafter at the express direction of Sellers or their Affiliates to comply, including any such failures resulting from, relating to, or arising out of the design, structure or terms of such Administered

Contract, the absence of any contractual provision the inclusion of which is necessary for such Administered Contract to comply with any such Tax law or the characterization of an Administered Contract as a “modified endowment contract” if such Administered Contract was not intended by the parties to such Administered Contract to qualify as such (any such actual or alleged failure hereinafter referred to as a “Product Tax Failure”) or (B) Seller Indemnified Expenses; provided that Losses indemnifiable under this clause (ii) shall not include (1) lost profits (including lost profits that would otherwise be taken into account in determining Losses in respect of diminution of value) or similar damages, (2) any increased overhead costs or (3) Losses in respect of Purchaser Product Tax Liabilities);

(iii) any breach of or inaccuracy in any of the representations and warranties of such Seller contained in Section 3.11 (General Tax Representations), determined without regard to any items set forth on Schedule 3.11 and without regard to any qualifications or references to “Seller Material Adverse Effect,” “material” or any other materiality qualifications or references contained in any specific representation or warranty;

(iv) any breach of or inaccuracy in any of the Product Tax Representations, determined without regard to any item set forth on Schedule 3.11 or any item set forth on Schedule 3.12 and without regard to any qualifications or references to “Seller Material Adverse Effect,” “material” or any other materiality qualifications or references contained in any specific representation or warranty (“Product Tax Loss”). provided, however, that the maximum amount for which Sellers shall be liable under this Section 11.01(a)(iv) shall not exceed, in the aggregate, an amount equal to 50% of the Purchase Price;

The limitations on Sellers’ obligations to indemnify Purchaser set forth in subclauses (i) through (iv) of Section 11.01(a) shall not apply to Losses resulting from, arising out of or relating to any claim involving fraud, willful misconduct or gross negligence of Sellers or their Affiliates. In no event will this Agreement be interpreted in any manner that would provide a Purchaser Indemnified Party the right to multiple recoveries with respect to the same Loss.

(b) From and after the Closing, Purchaser shall defend, indemnify and hold harmless the Seller Indemnified Parties from, against and in respect of all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties, to the extent resulting from, arising out of or relating to:

(i) (A) Taxes imposed on or with respect to the Transferred Assets, the Assigned and Assumed Contracts and the Assumed Liabilities for all taxable periods (or portions thereof) beginning after the Closing Date, not covered by Section 11.01(a)(ii) or Section 11.01(a)(iv); (B) except as provided in any Ancillary Agreement, any Taxes imposed with respect to Purchaser’s conduct of the operations and activities described in the Ancillary Agreements; or (C) any breach, violation or non-fulfillment of any of the covenants and agreements of Purchaser contained in this Agreement that relate to any Tax matter; provided that Losses indemnifiable pursuant to this clause (i) shall not include lost profits (including lost profits that would otherwise be taken into account in determining Losses in respect of diminution of value) or similar damages;

(ii) (A) an actual or alleged Purchaser Product Tax Failure, or (B) any breach, violation or non-fulfillment of the covenants and agreements of Purchaser contained in this Agreement to the extent related to an actual or alleged Product Tax Failure; (collectively, (A) and (B), “Purchaser Product Tax Liabilities”); provided that Losses indemnifiable pursuant to this clause (ii) shall not include (1) lost profits (including lost profits that would otherwise be taken into account in determining Losses in respect of diminution of value) or similar damages or (2) any increased overhead costs or (3) Losses arising from Purchaser having caused a Product Tax Failure other than (y) with respect to an actual or alleged Purchaser Product Tax Failure or (z) to the extent attributable to a breach, violation or non-fulfillment of the covenants and agreements of Purchaser contained in Section 11.03 of this Agreement;

The limitations on Purchaser’s obligation to indemnify Sellers set forth in subclauses (i) and (ii) of Section 11.01(b) shall not apply to Losses resulting from, arising out of or relating to any claim involving fraud, willful misconduct or gross negligence of Purchaser or its Affiliates. In no event will this Agreement be interpreted in any manner that would provide a Seller Indemnified Party the right to multiple recoveries with respect to a Purchaser Product Tax Liability.

Section 11.02. Tax Indemnity Procedures. All indemnification procedure matters relating to the indemnification obligations pursuant to Section 11.01(a) and 11.01(b) shall be governed by Section 10.02.

Section 11.03. Miscellaneous Tax Matters.

(a) Following the date hereof and for so long as Purchaser is obligated to administer any Administered Contract under the Administrative Services Agreement, Sellers shall use reasonable efforts to promptly notify Purchaser if any Seller or any Affiliate of any Seller receives, and Purchaser shall use reasonable efforts to promptly notify Sellers if Purchaser or any of its Affiliates receives, written notice (i) that a Product Tax Failure may have occurred with respect to any Administered Contract, (ii) that any Administered Contract is in breach of the Product Tax Representations, (iii) of a PTF Query, or (iv) relating to any matter that is reasonably expected to give rise to a claim for indemnity under this Agreement with respect to any matter related to Taxes, in each case including the receipt of any written request for information relating to any such matter. To the extent possible without waiver of any legal or other privilege or “work- product” doctrine, the parties shall keep each other reasonably informed and provide prompt updates with respect to such matters, including with respect to all responses provided with respect to the matters set forth in any such notice.

(b) Sellers shall (and shall cause their Affiliates to) timely file and prepare all Tax Returns relating to the Administered Contracts, the Transferred Assets and the Business that Sellers and their Affiliates are required to prepare and file under Applicable Law or pursuant to the terms of the Ancillary Agreements. Such Tax Returns shall be prepared in accordance with past practices and, to the extent such Tax Returns include an amount of Tax that Purchaser or any of its Affiliates is required to pay or for which Purchaser or any of its Affiliates is required to reimburse Sellers or its Affiliates under this Agreement or any Ancillary Agreement, or if such Tax Returns (or positions taken thereon) would be reasonably expected to adversely affect Purchaser or any of its Affiliates, Sellers shall (or shall cause) such Tax Returns to be submitted to Purchaser for review and comment no later than 20 days prior to the date such return is required to be filed. Sellers and their Affiliates shall cause all such Tax Returns to be true, complete and correct upon filing and thereafter, and Sellers shall, subject to the terms of the Administrative Services Agreement, pay all Taxes with respect to such Tax Returns within the time and in the manner prescribed by Applicable Law.

(c) Following the Closing Date and for so long as Purchaser is obligated to administer any Administered Contract under the Administrative Services Agreement:

(i) Except as otherwise provided in this Section 11.03(c) or with the written consent of Sellers and Purchaser, each of Purchaser and Sellers shall not and shall cause their respective Affiliates to not (A) notify any Contractholder, Governmental Entity or other third party of a Product Tax Failure or alleged Product Tax Failure; (B) take any action with respect to correcting, remediating or otherwise altering any Administered Contract in order to correct a Product Tax Failure or (C) with respect to a particular Administered Contract or group of Administered Contracts, voluntarily subject any Administered Contract to third party testing for purposes of determining whether there is a Product Tax Failure (collectively and individually, a “Product Tax Action”).

To the extent that (A) Purchaser or Sellers reasonably believe that a Product Tax Action is necessary for Sellers or their Affiliates or Purchaser or its Affiliates to comply with the Code as it relates to the Administered Contracts, (B) a PTF Query has been received by any party or its Affiliates, (C) the failure to take a Product Tax Action is reasonably likely to result in a party breaching its obligations under this Agreement or any Ancillary Agreement or (D) Purchaser or its Affiliates, on the one hand, or Sellers or their Affiliates, on the other hand, have breached Section 11.03(c)(i)(A) and the non-breaching parties reasonably believe that a Product Tax Action should be taken with respect to the relevant actual or alleged Product Tax Failure, Purchaser or Sellers (as the case may be) shall use reasonable efforts to promptly notify the other party of the need to take such Product Tax Action with a description of the reasons for such Product Tax Action. In such event, (1) Sellers and Purchaser shall in good faith determine which party has the greater potential liability and/or Loss (based on reasonable estimates and present value) with respect thereto taking into account, among other items, (y) all indemnification obligations pursuant to the terms of this Agreement and (z) Losses that are lost profits, (2) the party with the greater potential liability as determined pursuant to clause (1) shall control such action if it so elects, (3) if the party with the greater potential liability as determined pursuant to clause (1) waives such right, then the other party shall control such Product Tax Action. The party that controls the Product Tax action shall reasonably address such Product Tax Action, which shall include the actions described in clause (iii)

below; provided, however, that if the non-controlling party reasonably determines that the controlling party has failed reasonably to take any Product Tax Action described in this clause (ii), such party shall provide notice of such failure to the other party, and, if such party determines that such failure has not been reasonably corrected by the other party within 15 days after receiving such notice, may elect to take control of such Product Tax Action. Notwithstanding any other provision of this Agreement, controlling a Product Tax Action shall in no event give Purchaser the authority to bind Sellers with respect to the settlement, remediation or discharge of any Product Tax Action relating to the actual or alleged Product Tax Failure without Sellers’ consent (which may be withheld at Sellers’ sole discretion). In the event that Sellers control a Product Tax Action, Sellers shall have the authority to bind Purchaser with respect to the settlement, remediation or discharge of such actual or alleged Product Tax Failure only with Purchaser’s consent, not to be unreasonably withheld, conditioned or delayed. In connection with any settlement, remediation or discharge of a Product Tax Failure, Sellers shall consider in good faith any adverse effect on Purchaser of such settlement, remediation or discharge.

If one party notifies the other party that the notifying party wishes to settle, remediate or discharge an actual or alleged Product Tax Failure that relates to a Product Tax Action and the notified party chooses not to settle, remediate or discharge (or not to consent to such settlement, remediation or discharge) at such time, the notified party shall indemnify the notifying party for the amount by which the notifying party’s ultimate liability with respect to such actual or alleged Product Tax Failure exceeds the amount for which the notifying party would have been liable in connection with such settlement, remediation and discharge at the time of the notifying party’s requested settlement, remediation or discharge if such item had been settled, remediated or discharged.

(ii) Sellers and Purchaser agree that, for purposes of clause (ii) above, the party controlling a Product Tax Action with respect to a PTF Query shall be required actively to respond to such inquiry in a reasonably prompt manner (but in no event after any deadline imposed with respect to a PTF Query by a Governmental Entity, regulator or under the terms of an LOU) during the pendency of such PTF Query (or any related additional or subsequent PTF Query).

(iii) Sellers and Purchaser agree that the limitations on Product Tax Actions set forth in this Section 11.03(c) shall have no further force or effect upon the parties upon the receipt of a Claim Notice with respect to any matter reasonably relating to such Claim Notice (or the matters set forth therein), and Sellers and Purchaser shall, to the extent provided in Section 10.02, be free to conduct the defense of, or prosecute, any Action with respect to such Claim Notice.

(iv) The party not controlling the taking of a Product Tax Action shall reasonably cooperate and cause its Affiliates to reasonably cooperate with the other party in the taking of such actions. To the extent a party does not control the taking of a Product Tax Action, such party may participate in all actions taken by the other party. Such participating party shall pay its own participation cost. The party controlling the taking of any such action shall, to the extent possible without waiver of any privilege or “work-product” doctrine, provide to the other party, for such party’s review and comments, copies of any related materials, documents or correspondence submitted to a Governmental Entity, copies of all reports and studies relating to the testing of any Administered Contracts for such Product Tax Failure and the copies of any memorandum or opinion prepared by counsel or other advisors with respect to such matter.

(d) Purchaser shall be liable for all expenses incurred by Purchaser or its Affiliates with respect to any voluntary investigation undertaken by Purchaser or its Affiliates to determine if an Administered Contract has experienced a Product Tax Failure and shall not seek reimbursement of such expenses from Sellers or its Affiliates, unless (i) (x) it is demonstrated that such Administered Contracts experienced a Product Tax Failure (other than a Purchaser Product Tax Failure) or (y) such expenses relate to the settlement, remediation or discharge of any Action in compliance with Section 11.03(c) relating to an alleged Product Tax Failure (other than a Purchaser Product Tax Failure) (including the entering into of any closing agreement with a Governmental Entity), (ii) such expenses resulted from actions taken by Purchaser or its Affiliates at the express direction or request of Sellers or their Affiliates, or to the extent that Sellers or their Affiliates consented to such expenses, in each case, except with respect to a Purchaser Product Tax Failure or (iii) such expenses relate to actions required to be taken under Section 11.03(e) (other than with respect to Purchaser Product Tax Failure) (clauses (i) through (iii) collectively, the “Seller Indemnified Expenses”).

(e) Each party hereto shall (i) except to the extent contrary with Applicable Law, comply with and cause its Affiliates to comply with the terms or requirements of any agreements entered into by Sellers or their Affiliates or by Purchaser or its Affiliates, as the case may be, that settle, compromise, remediate or correct any actual, proposed or alleged Product Tax Failure with respect to an Administered Contract to the extent such action by such party is not in breach of any covenant set forth in this Agreement or the Ancillary Agreements and (ii) comply with and cause its Affiliates to comply with any final determination of a Governmental Entity with appropriate jurisdiction relating to a Product Tax Failure of an Administered Contract; provided that a final determination shall include any determination that the relevant party fails to timely appeal.

(f) Purchaser and Sellers acknowledge and agree that the transactions contemplated by the Transaction Documents constitute an overall transaction subject to sections 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Applicable Asset Acquisition”).

(i) Within thirty (30) days after the conclusion of Closing Date, Purchaser shall prepare and deliver to Sellers a statement (the “Allocation”), allocating the “aggregate deemed sale price” (as defined and determined under such Treasury Regulations) among the assets acquired or deemed acquired in the Applicable Asset Acquisition and making such other determinations contemplated by such provisions, all as required by such provisions. (For the avoidance of doubt, Sellers and Purchaser acknowledge and agree that the assets acquired or deemed acquired in the

Applicable Asset Acquisition include the intangible capital asset represented by the excess of the “aggregate deemed sale price” over the aggregate value of the tangible and fixed-value intangible assets acquired or deemed acquired under this Agreement.) Sellers shall notify Purchaser of any disagreement with the proposed Allocation within ten (10) Business Days of Sellers’ receipt of such Allocation. Any dispute regarding the Allocation shall be resolved pursuant to the procedures set forth below in Section 11.03(f)(ii). Sellers and Purchaser shall (x) be bound by the Allocation for purposes of determining any Taxes; (y) prepare and file, and cause their Affiliates to prepare and file, their Tax Returns on a basis consistent with the Allocation; and (z) take no position, and cause their Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any Tax Authority or otherwise. In the event that the Allocation is disputed by any Tax Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and Sellers and Purchaser agree to use their commercially reasonable efforts to defend such Allocation in any audit, contest or similar proceeding. To the extent permissible under Applicable Law, Sellers and Purchaser will account for any adjustments made to the consideration payable under the Transaction Documents (including any indemnification payments) in a manner consistent with the Allocation.

(ii) If Sellers and Purchaser fail to agree on the Allocation, such matter may be referred by either Sellers or Purchaser to PricewaterhouseCoopers LLP is not available, another independent certified public accounting firm of national standing and reputation mutually acceptable to Purchaser and such Seller, which firm shall not have a material relationship with Sellers or any of their Affiliates or Purchaser or any of its Affiliates (the “Neutral Auditor”) for binding arbitration. Within thirty (30) days of such referral, each of Sellers and Purchaser shall deliver to the Neutral Auditor copies of any schedules or documentation that may reasonably be required by the Neutral Auditor to make its determination, together with a memorandum setting forth such party’s position with respect to such arbitration. The Neutral Auditor shall render a determination consistent with the provisions of this Agreement and the Ancillary Agreements within thirty (30) days of its receipt of the last submission. The determination of the Neutral Auditor shall be final and binding on all parties. The costs incurred in retaining the Neutral Auditor shall be shared equally, fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser.

ARTICLE XII.

TERMINATION PRIOR TO CLOSING

Section 12.01. Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by Sellers or Purchaser in writing, if there shall be any order, injunction or decree of any Governmental Entity which prohibits or enjoins Sellers or Purchaser from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and nonappealable;

(b) by Sellers or Purchaser upon written notice to the other parties, if the Closing has not occurred on or prior to September 30, 2012 (subject to the first proviso below, the “End Date”); provided that the right to terminate this Agreement under this Section 12.01(b) will not be available to a party whose breach (or whose Affiliate’s breach) of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by Purchaser upon written notice to Sellers (i) if there has been a breach of one or more representations or warranties of a Seller contained herein which breach or breaches would result, individually or in the aggregate, in the failure of a condition contained in Article VI or (ii) if there has been any failure on the part of any Seller to comply with or perform any of its agreements, covenants or obligations hereunder in any material respect, and such breach or breaches or noncompliance or nonperformance are incapable of being cured or eliminated by the End Date and have not been waived by Purchaser or, if capable of being cured or eliminated, have not been (x) cured or eliminated by such Seller within thirty (30) Business Days following receipt by such Seller of written notice thereof from Purchaser specifying its intention to terminate this Agreement if such breach, noncompliance or nonperformance is not cured, or (y) waived by Purchaser on or before the Closing Date;

(d) by Sellers upon written notice to Purchaser (i) if there has been a breach of one or more representations or warranties of Purchaser contained herein which breach or breaches would result, individually or in the aggregate, in the failure of a condition contained in Article VII or (ii) if there has been any failure on the part of Purchaser to comply with or perform any of its agreements, covenants or obligations hereunder in any material respect, and such breach or breaches or noncompliance or nonperformance are incapable of being cured or eliminated by the End Date and have not been waived by Sellers or, if capable of being cured or eliminated, have not been (x) cured or eliminated by Purchaser within thirty (30) Business Days following receipt by Purchaser of written notice thereof from Sellers specifying their intention to terminate this Agreement if such breach, noncompliance or nonperformance is not cured, or (y) waived by Sellers on or before the Closing Date; or

(e) by mutual written consent of Sellers and Purchaser.

provided, that a party may not seek termination pursuant to Sections 12.01(a), 12.01(c) or 12.01(d) if it (or its Affiliate) is then in material breach of any of its covenants or agreements contained in this Agreement.

Section 12.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement shall become null and void and of no further force and effect, except that (a) nothing in this Section 12.02 shall relieve either party from liability for fraud or Sellers from liability for any breach of its covenants or agreements set forth in this Agreement occurring prior to such termination (provided, that, notwithstanding any other provision of this Agreement, Sellers shall not be liable to any Purchaser Indemnified Party for lost profits or similar damages prior to any Closing), (b) Sellers shall have the rights granted to Sellers pursuant to Section 12.03, and (c) the provisions of this Agreement relating to the obligations of the parties hereto to keep confidential and not to use certain information and data obtained from the other parties hereto, the provisions of this Article XII, and the provisions of Section 5.07 (Expenses), Section 13.01 (Publicity) and Section 13.06 (Governing Law; Jurisdiction; Venue; Service of Process), shall remain in full force and effect.

Section 12.03. Termination Fee.

(a) If this Agreement is terminated by Sellers or Purchaser pursuant to Section 12.01(a) or Section 12.01(b), or by Sellers pursuant to Section 12.01(d), in each case at a time when all of the conditions precedent set forth in Article VI have been satisfied (except for any such condition that by its nature is to be satisfied by actions to be taken at the Closing, those conditions that Purchaser’s breach of this Agreement have caused not to be satisfied and those conditions set forth in Section 6.04 that relate to an immaterial filing or Permit), then Purchaser shall, promptly following such termination, pay to Sellers by wire transfer of immediately available funds an aggregate amount equal to Five Million, Eight Hundred and Seventy-Five Thousand Dollars ($5,875,000) (the “Termination Fee”). All payments required under this Section 12.03 shall be made by wire transfer of immediately available funds in U.S. Dollars to such account as may be designated by HLIC. Such payment, when properly paid to Sellers, shall be treated as full, fixed and exclusive damages (and not as a penalty) under Applicable Law.

(b) Prior to any Closing, in the absence of fraud, none of Purchaser, PF Group or PFLAC shall, either individually or in the aggregate, be subject to any liability to Sellers or their Affiliates in excess of the Termination Fee for any or all losses or damages relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including breaches by Purchaser, PF Group or PFLAC of any of their respective representations, warranties, covenants or agreements contained in this Agreement. Prior to any Closing, in the absence of fraud, neither Sellers nor any of their respective Affiliates shall seek equitable relief to force Purchaser to consummate the transactions contemplated by this Agreement to be consummated at Closing.

ARTICLE XIII.

GENERAL PROVISIONS

Section 13.01. Publicity. Except as may otherwise be required by Applicable Law or the requirements of any securities exchange, no press release or public announcement concerning this Agreement or the transactions contemplated hereby shall be made by any of the parties hereto without advance approval thereof, not to be unreasonably withheld, by Sellers and Purchaser. The parties hereto shall cooperate with each other in making any press release or public announcement.

Section 13.02. Currency. Whenever the word “Dollars” or the “$” sign appear in this Agreement, they shall be construed to mean United States Dollars, and all transactions under this Agreement shall be in United States Dollars.

Section 13.03. Notices. All notices, requests, demands and other communications under this Agreement must be in writing (including by electronic transmission) and will be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier, two Business Days after mailing; (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be delivered as follows:

(i)	If to any Seller:

Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, CT 06089
Facsimile: (860) 843-3528
Attention: Chief Financial Officer

with a concurrent copy (which will not constitute notice) to:

The Hartford
One Hartford Plaza
Hartford, CT 06155
Facsimile: (860) 547-6959
Attention: Director of Corporate Law

and to:

Sutherland Asbill & Brennan LLP
999 Peachtree Street, NE
Atlanta, GA 30309
Facsimile: (404) 853-8806
Attention: B. Scott Burton, Esq.
Bert Adams, Esq.

(ii)	If to Purchaser:

Philadelphia Financial Administration Services Company
1650 Market Street, 54th Floor
Philadelphia, PA 19103
Facsimile: (215) 977-7820
Attention: General Counsel

with a concurrent copy (which will not constitute notice) to:

Reinsurance Group of America
1370 Timberlake Manor Parkway
Chesterfield, MO 63017
Facsimile: (636) 736-8574
Attention: Scott Cochran

Any party may, by notice given in accordance with this Section 13.03 to the other parties, designate one or more alternative addresses or Persons for receipt of notices hereunder provided that notice of such a change shall be effective upon receipt; and provided further that, in no event shall notice (including copies thereof) be required to be delivered to more than three Persons with respect to Sellers, collectively, or with respect to Purchaser.

Section 13.04. Entire Agreement; Severability.

(a) This Agreement, the Ancillary Agreements, the Confidentiality Agreement and the other agreements contemplated hereby and thereby constitute the entire agreement among the parties with respect to the subject matter of this Agreement, the Ancillary Agreement, the Confidentiality Agreement and such other agreements, and supersede all prior agreements, understandings, statements, representations and warranties, written or oral, express or implied, among the parties and their respective Affiliates, Representatives and agents in respect of the subject matter hereof and thereof.

(b) If any provision of this Agreement or any Ancillary Agreement is held to be void or unenforceable, in whole or in part, (i) such holding shall not affect the validity and enforceability of the remainder of this Agreement, including any other provision, paragraph, subparagraph, clause or subclause and (ii) the parties agree to attempt in good faith to reform such void or unenforceable provision to the extent necessary to render such provision enforceable and to carry out its original intent.

Section 13.05. Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies.

(a) This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

(b) The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of temporary, preliminary and permanent injunctive relief by the New York Courts to compel performance of such party’s obligations, or to prevent breaches or threatened breaches of this Agreement, and to the granting by the New York Courts of the remedy of specific performance of its obligations hereunder, in addition to any other rights or remedies available under this Agreement.

Section 13.06. Governing Law; Jurisdiction; Venue; Service of Process.

(a) THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS THEREOF TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the borough of Manhattan (the “New York Courts”), in any action or proceeding arising out of or relating to this Agreement or the activities or the transactions contemplated hereby or for recognition or enforcement of any judgment relating hereto. The parties shall take such actions as are within their control to cause any matter contemplated hereby to be assigned to the Commercial Division of the Supreme Court. Each party agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(c) Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection or defense which it may now or hereafter have that it is not subject to the jurisdiction of the New York Courts or to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the activities or the transactions contemplated hereby in any New York Court. Each party hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York Court.

(d) Each party irrevocably consents to service of process in the manner provided for notices in Section 13.03. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

Section 13.07. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns and legal representatives. Except for a Pre-Authorized Assignment of this Agreement, neither this Agreement, nor any of the rights, interests or obligations hereunder, may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, conditioned or delayed) and any such purported assignment or delegation that is not consented to shall be null and void.

Section 13.08. Interpretation.

(a) The parties intend that the terms of this Agreement shall, to the fullest extent possible, be interpreted and applied consistently with the terms of the Ancillary Agreements.

(b) In the event that an alternative dispute resolution procedure is provided for in any of the Ancillary Agreements or any other agreement contemplated hereby or thereby, and there is a dispute with respect to the construction or interpretation of such Ancillary Agreement, the dispute resolution procedure provided for in such Ancillary Agreement shall be the procedure that shall apply with respect to the resolution of such dispute.

(c) For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “transactions contemplated by this Agreement” and “transactions contemplated hereby” shall include the sale and purchase of the Transferred Assets, and the execution, delivery and performance by the parties thereto of the Ancillary Agreements and any other agreements contemplated hereby or thereby and the performance by each party thereto of its obligations thereunder. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. Any representation or warranty made with respect to any Administered Contract that is issued after the date hereof will be deemed to have been made with respect to such Administered Contract as of such date of issuance and, with respect to an Administered Contract that is issued after the date hereof and prior to the Effective Time, also as of the Closing Date.

Section 13.09. No Third Party Beneficiaries. Except as expressly provided in Article X and Section 8.05(b), nothing in this Agreement is intended or shall be construed to give any Person, other than the parties hereto, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 13.10. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 13.11. Exhibits and Schedules. The Exhibits and the Schedules to this Agreement that are specifically referred to herein are a part of this Agreement as if fully set forth herein. All references herein to Articles, Sections, subsections, paragraphs, subparagraphs, clauses, subclauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any fact or item disclosed on any Schedule to this Agreement shall be deemed disclosed on any other Schedule to this Agreement to which it is readily apparent on its face that that such fact or item applies.

Section 13.12. Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 13.13. Certain Limitations. Purchaser acknowledges and agrees that no Seller nor any of their Affiliates, nor any Representative of any of them makes or has made, and neither Purchaser nor any of its Affiliates has relied on, any representation or warranty to Purchaser or any of its Affiliates, oral or written, express or implied, other than as set forth in Article III. Without limiting the generality of the foregoing, other than as expressly set forth in Article III, no such Person has made any representation or warranty to Purchaser or any of its Affiliates with respect to: (i) any evaluation materials regarding Sellers, their Affiliates or the Business, employees or other matters provided by or on behalf of Sellers to Purchaser or its Affiliates, as the same may be amended or supplemented from time to time (collectively, the “Descriptive Materials”); (ii) the information disclosed or made available to Purchaser or its Affiliates in the electronic data room set up by or on behalf of Sellers or otherwise in connection with Purchaser’s or its Affiliates’ due diligence investigation of the Business; or (iii) any financial projection or forecast relating to the Business. With respect to the Descriptive Materials and any such projection or forecast delivered by or on behalf of Sellers to Purchaser or its Affiliates, except for and without limiting the representations in Article III and Purchaser’s reliance thereon or any claims arising under the terms of this Agreement, Purchaser acknowledges that: (A) there are uncertainties inherent in attempting to make such projections and forecasts; (B) it is familiar with such uncertainties; (C) it is not acting and has not acted in reliance on the Descriptive Materials or on any such projection or forecast so furnished to it; and (D) it shall have no claim against any such Person with respect to the Descriptive Materials or any such projection or forecast

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HARTFORD LIFE INSURANCE COMPANY

By:	/s/ Mark M. Socha
	Name:	Mark M Socha
	Title:	VP

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

By:	/s/ Mark M. Socha
	Name:	Mark M. Socha
	Title:	VP

PHILADELPHIA FINANCIAL ADMINISTRATION SERVICES COMPANY

By:	/s/ John K. Hillman
	Name:	John K. Hillman
	Title:	President and Chief Executive Officer

[Signature Page to Master Transaction Agreement]